FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	CONSOLIDATED FINANCIAL STATEMENTS AS DECEMBER 31, 2016
2.	SIGNATURES

Cosan Limited

Consolidated financial statements as

December 31, 2016 and report of independent

registered public accounting firm

Cosan Limited

Consolidated financial statements

December 31, 2016

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Cosan Limited:

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2016. We also have audited Cosan Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cosan Limited’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s annual report on internal control over financial reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cosan Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Also in our opinion, Cosan Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP, Brazil

February 23, 2017

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Cosan Limited

In our opinion, the accompanying consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Cosan Limited and its subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Campinas, Brazil,

March 18, 2015, except for the effects of the change in the manner in which the joint venture investee accounts for biological assets as discussed in Note 5(i), the effects of discontinued operations discussed in Note 5(ii), and the effects of the correction of immaterial error discussed in Note 5(iii) to the consolidated financial statements, as to which the date is February 23, 2017.

/s/PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)[1]
Assets
Cash and cash equivalents	8	4,499,588	3,505,824
Restricted cash		—	57,290
Marketable securities	9	1,291,580	605,490
Trade receivables	10	1,130,624	904,245
Derivative financial instruments	35	20,654	138,105
Inventories	11	630,752	656,901
Receivables from related parties	13	58,517	75,229
Income tax receivable		364,980	135,050
Other current tax receivable	12	178,856	311,892
Dividends receivable		144,160	12,064
Non-current assets held for sale	17	39,907	149,938
Other financial assets		—	144,208
Other current assets		409,391	138,995

Total current assets		8,769,009	6,835,231
Trade receivables	10	54,806	60,733
Restricted cash		200,999	200,893
Deferred tax assets	26	1,490,002	1,698,611
Receivables from related parties	13	183,740	221,345
Income tax receivable		121,376	274,597
Other non-current tax receivable	12	739,849	667,446
Judicial deposits	27	714,684	680,224
Derivative financial instruments	35	730,426	2,292,191
Other non-current assets		835,730	1,185,787
Investments in associates	14	286,947	184,376
Investments in joint ventures	15	8,506,395	8,237,190
Investment property	17	—	2,595,035
Property, plant and equipment	18	10,726,448	9,805,887
Intangible assets and goodwill	19	17,109,439	17,309,689

Total non-current assets		41,700,841	45,414,004

Total assets		50,469,850	52,249,235

[1]	For details on restatement see Note 5 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)[1]
Liabilities
Loans, borrowings and debentures	20	2,404,009	2,775,510
Leases	21	472,632	539,615
Real estate credit certificates		105,422	88,089
Derivative financial instruments	35	40,526	812
Trade payables	24	2,032,542	1,963,981
Employee benefits payable		238,159	256,279
Income tax payables		83,113	59,620
Other taxes payable	25	261,169	153,540
Concessions payables	22	27,662	20,205
Dividends payable		93,500	39,934
Payables to related parties	13	237,081	204,080
Deferred revenue		14,167	110,517
Other financial liabilities		203,303	236,698
Other current liabilities		415,782	473,753

Total current liabilities		6,629,067	6,922,633

Loans, borrowings and debentures	20	15,934,488	16,053,693
Leases	21	924,911	1,202,086
Real estate credit certificates		90,323	196,917
Preferred shareholders payable in subsidiaries	28	1,769,427	2,042,878
Derivative financial instruments	35	255,318	741,686
Trade payables	24	568	1,031
Other taxes payable	25	153,776	204,813
Provision for legal proceedings	27	1,268,564	1,193,931
Concessions payables	22	2,580,144	2,204,039
Post-employment benefits	36	441,480	344,447
Deferred tax liabilities	26	3,550,565	4,133,067
Deferred revenue		62,207	95,730
Other non-current liabilities		799,263	723,034

Total non-current liabilities		27,831,034	29,137,352

Total liabilities		34,460,101	36,059,985

Shareholders’ equity	29
Share capital		5,328	5,328
Additional paid-in capital		4,051,591	4,006,562
Accumulated other comprehensive loss		(480,454)	(478,207)
Retained earnings		2,695,998	2,380,035

Equity attributable to:
Owners of the Company		6,272,463	5,913,718
Non-controlling interests	14	9,737,286	10,275,532

Total shareholders’ equity		16,009,749	16,189,250

Total shareholders’ equity and liabilities		50,469,850	52,249,235

[1]	For details on restatement see Note 5 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)[1]
Net sales	31	12,518,139	12,355,536	8,904,743
Cost of sales	32	(8,317,490)	(8,645,653)	(6,353,076)

Gross profit		4,200,649	3,709,883	2,551,667

Selling expenses	32	(1,037,542)	(900,728)	(881,543)
General and administrative expenses	32	(1,000,734)	(911,666)	(632,088)
Other (expense) income , net	33	(116,302)	252,318	(152,833)

Operating expenses		(2,154,578)	(1,560,076)	(1,666,464)

Income before equity in earnings of investees and financial results		2,046,071	2,149,807	885,203

Equity in earnings of associates	14	(4,440)	7,978	3,540
Equity in earnings of joint ventures	15	1,570,132	695,165	576,499

Equity in earnings of investees		1,565,692	703,143	580,039
Finance expense		(3,673,356)	(2,637,317)	(1,067,359)
Finance income		1,102,918	576,614	209,684
Foreign exchange gain (losses), net		997,109	(746,058)	(300,467)
Derivatives		(1,482,447)	622,295	161,363

Financial results	34	(3,055,776)	(2,184,466)	(996,779)
Profit before taxes		555,987	668,484	468,463

Income tax (expenses) benefits	26
Current		(228,634)	(167,665)	(143,305)
Deferred		166,932	198,075	119,709

		(61,702)	30,410	(23,596)

Profit from continuing operations		494,285	698,894	444,867
(Loss) profit from discontinued operation, net of tax	16	(35,262)	100,867	180,626

Profit for the year		459,023	799,761	625,493

[1]	For details on restatement see Note 5 to the consolidated financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial (loss) gain on defined benefit plan			(87,037)		(28,897)		46,988
Taxes on items that will never be reclassified to profit or loss			29,988		9,825		(15,976)

			(57,049)		(19,072)		31,012
Items that are or may be reclassified to profit or loss:
Foreign currency translation effect			146,092		(169,904)		(75,408)
Gain (loss) on cash flow hedge in joint ventures and subsidiary			45,778		(224,874)		(53,958)
Financial instruments - common transactions			6,000		—		—
Changes in fair value of available for sale securities			(70)		—		—
Taxes on items that may be reclassified to profit or loss			—		(4,563)		(3,097)

			197,800		(399,341)		(132,463)
Total other comprehensive income (loss), net of tax			140,751		(418,413)		(101,451)

Total comprehensive income – Continued operation			599,774		381,348		524,042
Comprehensive income – Discontinued operation			(124,629)		12,447		9,110
Total comprehensive income			475,145		393,795		533,152

Total net income attributable to:
Owners of the Parent			277,804		405,718		160,388
Non-controlling interests			181,219		394,043		465,105

			459,023		799,761		625,493
Total comprehensive income attributable to:
Owners of the Company			275,557		93,129		79,657
Non-controlling interests			199,588		300,666		453,495

			475,145		393,795		533,152
Basic earnings (loss) per share from:	30
Continuing operations		R$	1.2283	R$	1.4409	R$	0.4597
Discontinuing operations		R$	(0.1788)	R$	0.0919	R$	0.1463

		R$	1.0495	R$	1.5328	R$	0.6060
Diluted earnings (loss) per share from:	30
Continuing operations		R$	1.1577	R$	1.3805	R$	0.3962
Discontinuing operations		R$	(0.1780)	R$	0.0919	R$	0.1463

		R$	0.9797	R$	1.4724	R$	0.5425

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

New standards, adopted and correction of error (Note 5)	—	—	—	(38,557)	(38,557)	(23,378)	(61,935)

At January 1, 2014 (Restated)	5,328	3,828,858	(84,887)	2,098,418	5,847,717	7,410,112	13,257,829

Net profit for the year (Restated)	—	—	—	160,388	160,388	465,105	625,493
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(33,687)	—	(33,687)	(20,271)	(53,958)
Foreign currency translation effects	—	—	(66,653)	—	(66,653)	(8,755)	(75,408)
Actuarial gain on defined benefit plan	—	—	18,285	—	18,285	12,727	31,012
Change in fair value of available for sale securities	—	—	1,324	—	1,324	4,689	6,013

Total comprehensive income for the year	—	—	(80,731)	160,388	79,657	453,495	533,152

Contributions by and distributions to owners of the Company:
Share options exercised - Subsidiaries	—	28,436	—	—	28,436	17,111	45,547
Dividends - non-controlling interests	—	3,411	—	—	3,411	857	4,268
Dividends	—	—	—	(190,242)	(190,242)	(255,293)	(445,535)
Share-based compensation - Subsidiaries	—	8,073	—	—	8,073	4,851	12,924

Total contributions by and distributions to owners of the Company	—	39,920	—	(190,242)	(150,322)	(232,474)	(382,796)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	18,331	—	—	18,331	(16,130)	2,201

Transactions with owners of the Company	—	18,331	—	—	18,331	(16,130)	2,201

At December 31, 2014 (Restated)	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2015 (Restated)	5,328	3,887,109	(165,618)	2,068,564	5,795,383	7,615,003	13,410,386

Net profit for the year (Restated)	—	—	—	405,718	405,718	394,043	799,761
Other comprehensive income:
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(140,777)	—	140,777)	(84,428)	(225,205)
Foreign currency translation effects	—	—	(160,956)	—	(160,956)	(8,948)	(169,904)
Actuarial loss on defined benefit plan	—	—	(12,192)	—	(12,192)	(6,880)	(19,072)
Change in fair value of available for sale securities	—	—	1,336	—	1,336	6,879	8,215

Total comprehensive income for the year	—	—	(312,589)	405,718	93,129	300,666	393,795

Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(3,847)	—	—	(3,847)	3,847	—
Dividends	—	—	—	(94,247)	(94,247)	(437,255)	(531,502)
Share-based compensation - Subsidiaries	—	7,628	—	—	7,628	5,033	12,661

Total contributions by and distributions to owners of the Company	—	3,781	—	(94,247)	(90,466)	(428,375)	(518,841)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	636	—	—	636	(10,838)	(10,202)
Business combination ALL	—	118,937	—	—	118,937	2,820,416	2,939,353
Share buy-back cost - Rumo	—	(3,901)	—	—	(3,901)	(21,340)	(25,241)

Transactions with owners of the Company	—	115,672	—	—	115,672	2,788,238	2,903,910

At December 31, 2015 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

The accompanying notes are an integral part of these consolidated financial statements

Cosan Limited

Consolidated statements of changes in equity

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016 (Restated)	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the year	—	—	—	277,804	277,804	181,219	459,023
Other comprehensive income:
Gain on cash flow hedge in joint ventures and subsidiary	—	—	28,746	—	28,746	17,032	45,778
Foreign currency translation effects	—	—	112,770	—	112,770	33,322	146,092
Actuarial loss on defined benefit plan	—	—	(22,839)	—	(22,839)	(34,210)	(57,049)
Financial instruments - common Transactions	—	—	3,751	—	3,751	2,249	6,000
Investment property	—	—	(118,832)	118,832	—	—	—
Fair value of financial assets	—	—	(5,797)	5,797	—	—	—
Change in fair value of available for sale securities	—	—	(46)	—	(46)	(24)	(70)

Total comprehensive income for the year	—	—	(2,247)	402,433	400,186	199,588	599,774

Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(8,106)	—	—	(8,106)	8,106	—
Share options exercised - Subsidiaries	—	23,684	—	—	23,684	13,643	37,327
Dividends	—	—	—	(86,470)	(86,470)	(888,935)	(975,405)
Write-off of investment	—	—	—	—	—	(1,622,005)	(1,622,005)
Share-based compensation – Subsidiaries	—	6,949	—	—	6,949	4,672	11,621

Total contributions by and distributions to owners of the Company	—	22,527	—	(86,470)	(63,943)	(2,484,519)	(2,548,462)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	22,502	—	—	22,502	1,746,685	1,769,187

At December 31, 2016	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)[1]
Cash flows from operating activities
Profit before taxes		555,987	668,484	468,463
Adjustments for:
Depreciation and amortization		1,735,332	1,178,124	678,131
Lease and concession		193,637	124,376	—
Equity in earnings of associates	14	4,440	(7,978)	(3,540)
Equity in earnings of joint ventures	15	(1,570,132)	(695,165)	(576,499)
Losses on disposals of assets		24,006	22,424	9,958
Option shares expense		11,621	12,661	12,924
Provision for legal proceedings		97,435	58,956	51,342
Indexation charges, interest and exchange, net		3,188,277	2,405,117	1,094,875
Gain on compensation claims		—	(297,203)	—
Other		(131,013)	126,731	35,024

		4,109,590	3,596,527	1,770,678
Changes in:
Trade receivables		40,668	64,600	(248,261)
Inventories		6,690	(200,034)	(40,321)
Recoverable taxes		247,628	(154,271)	48,750
Related parties		13,066	85,265	(118,425)
Trade payables		(133,325)	284,996	241,993
Other financial liabilities		(55,000)	63,152	—
Employee benefits		(127,487)	(68,938)	(49,701)
Provision for legal proceedings		(56,145)	(36,394)	(50,136)
Judicial deposits		(29,614)	(14,683)	(3,723)
Post-employment benefits		(30,262)	(29,312)	(14,002)
Income tax and other tax		(143,659)	(59,397)	(446,139)
Discontinued operation	16	70,087	22,844	71,181
Concessions payable		(107,729)	(68,212)	—
Other assets and liabilities, net		(169,120)	(135,581)	(44,744)

		(474,202)	(245,965)	(653,528)

Net cash generated by operating activities		3,635,388	3,350,562	1,117,150

Cash flows from investing activities
Capital contribution in associates		(22,802)	(54,640)	(26,305)
Non-controlling interest acquisition		(54,122)	—	—
Marketable securities		(626,279)	208,775	—
Restricted cash		59,162	(26,565)	—
Dividends received from associates		12,229	6,303	25,637
Dividends received from joint ventures		1,230,367	671,351	705,072
Net cash acquired in business combination		—	103,044	—
Discontinued operation	16	(13,934)	(27,839)	(20,517)
Put option exercised paid		(186,052)	—	—
Acquisition of property, plant and equipment, intangible assets and investments		(2,190,505)	(2,010,271)	(1,062,265)
Cash received from sale of discontinued operations		1,053,768	118,362	68,633
Related parties		11,338	—	—
Cash received on sale of fixed assets,and intangible assets		(189)	8,412	1,196

Net cash used in investing activities		(727,019)	(1,003,068)	(308,549)

[1]	For details on restatement see Note 19 Discontinued operation

Cosan Limited

Consolidated statements of cash flows

For the year ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised		7,527,792	5,201,072	1,720,385
Payment of principal on loans, borrowings and debentures		(7,203,109)	(3,901,237)	(2,905,983)
Payment of interest on loans, borrowings and debentures		(1,449,181)	(1,195,814)	(725,309)
Payment of principal on financing leases		(413,267)	(289,606)	—
Payment of interest on financing leases		(330,452)	(166,760)	—
Non-controlling interest capital increase		1,979,174	—	—
Related parties		—	(3,806)	(978)
Non-controlling interest subscription		28,764	—	—
Real estate credit certificates		(128,932)	(99,381)	—
Derivative financial instruments		(373,608)	581,753	(84,951)
Discontinued operation	16	(53,272)	—	(58,060)
Dividends paid		(1,440,544)	(656,669)	(595,941)
Treasury shares		—	(12,186)	—
Proceeds from exercise of share options		—	—	1,946,736
Share options exercised - Subsidiaries		37,327	—	45,547

Net cash used in financing activities		(1,819,308)	(542,634)	(658,554)

Increase in cash and cash equivalents		1,089,061	1,804,860	150,047

Cash and cash equivalents at beginning of year		3,505,824	1,649,340	1,509,565

Effect of exchange rate fluctuations on cash held		(95,297)	51,624	(10,272)

Cash and cash equivalents at end of year		4,499,588	3,505,824	1,649,340

Supplemental cash flow information
Income taxes paid		83,376	102,326	147,066

The accompanying notes are an integral part of these consolidated financial statements.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.29% and 72.42% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“Moove”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (iv) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2016 the Company disclosed a material fact stating that it has signed a Share Purchase Agreement with Mansilla Participações Ltda. (Vehicle TIAA - Teachers Insurance and Annuity Association of America), also a shareholder of the company Radar and Radar II. In the material fact, the Company sold part of its shares of Radar e Radar II for the amount of R$ 1,053,768 received on November 04, 2016. see note 16.

On December 31, 2016, Cosan Logística had a negative consolidated working capital of R$1,087,486 and loss for the period of R$733,329. Nevertheless, it presented a net cash generation from operations of R$1,449,637 and made investments in the modernization of its fleet and improving the railway network in the amount of R$1,699,226, in line with its business plan.

The subsidiary Cosan SA and Shell International Petroleum Company Limited (“Shell”) finalized the discussions regarding the cancellation and replacement of options to buy and sell shares issued by Raízen Energia SA and Raízen Combustíveis SA, whose exercise was dated to 2021 and 2026, and concluded an addendum to the relevant contracts in force.

The changes agreed between Cosan S.A and Shell aim to strengthen the partnership in Raízen in the long term. The Parties also agreed to renew the “lock-up” period for a further 5 years, as of the date hereof. At the end of this period, the Parties may sell shares issued by Raízen, taking into account the rules regarding the exercise of the applicable preemptive right.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2	Basis of preparation

2.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2017.

2.2	Functional and presentation currency

The consolidated financial statements are presented in Brazilian Reais. However, the functional currency of Cosan Limited is the U.S. Dollar (US$). The Brazilian Real is the functional currency of Cosan S.A., Cosan Logística, its subsidiaries and joint ventures, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and expend cash. The main functional currency for the subsidiaries located outside Brazil is U.S. Dollar or the Pound Sterling.

2.3	Use of judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Notes 18 and 19 – Property, plant and equipment and intangible assets

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives and property, plant and equipment. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The key assumptions used to determine the recoverable amount of the different cash generating units to which goodwill is allocated are explained in Note 19.

The subsidiary COMGÁS has an agreement for the public concession of gas distribution service which the Conceding Authority controls what services must be rendered and what prices will be applied, as well as included significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge from customers for the supply of gas during the effective period of the agreement. Therefore, the Company recognizes this right as intangible assets.

Thus, the infrastructure construction necessary for gas distribution is considered a service to the Grantor and the related revenue is recognized at fair value. Financing costs directly related to construction are also capitalized.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company does not recognize a margin on the infrastructure construction, since such margin is mainly linked to the services contracted from third-parties at amounts which reflect the fair value.

Subject to approval of the Granting Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Granting Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time. Currently the figures for compensation are not predetermined or determinable, which is why the Company did not apply the bifurcated model for the accounting of financial assets.

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure consonant to the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) provisions, as disclosed in Note 19.

The amortization of the intangible assets is discontinued when the related asset is fully used or written-off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

The subsidiary Rumo has a concession rights generated in the business combination of ALL, which was fully allocated to ALL Malha Norte concession and amortized on the straight-line method based on estimated useful lives of intangible assets, from the date on which these are available for use.

•	Note 21 – Operating lease commitments

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and accounts for the contracts as operating leases.

•	Note 26 – Income taxes and social contribution

A deferred tax asset is recognized for loss carry forwards to the extent that it is probable that future taxable income will be generated to realize such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with future tax planning strategies.

•	Other non-current asset

The Company is active part in lawsuits filed against the Federal Government, claiming appropriate compensation arising from the differences in sugar and ethanol prices. A compensation action is recognized when it appeared certain that will be an inflow of economic benefits.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Note 35 – Fair value of derivatives and other financial instruments

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

•	Note 36 – Post-employment benefit

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

•	Note 37 - Share-based payment

The Company measures employees’ share based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 37.

•	Note 27 - Provisions for legal proceedings

Provisions for legal proceedings are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value.

•	Note 15 - Investment in joint ventures

The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint ventures and the Company recognizes its interest in the joint ventures using the equity method as described in Note 15.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Measurement of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data when available. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.4	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments are measured at fair value;

•	derivative financial instruments at fair value through profit or loss;

•	loans measured at fair value through profit or loss;

•	available-for-sale financial assets are measured at fair value;

•	contingent consideration assumed in a business combination;

•	employee’s defined benefit obligations are presented at the present value of the actuarial obligation net of the fair value of plan assets (Note 36).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated financial statements.

3.1	Basis of consolidation

The consolidated financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	December 31, 2016	December 31, 2015
Directly owned subsidiaries
Cosan Logística S.A.	72.42%	63.27%
Cosan S.A. Indústria e Comércio	62.29%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A. (i)	—	65.00%
Bioinvestments Negócios e Participações S.A. (i)	—	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo – COMGÁS (ii)	62.66%	61.33%
Cosan Biomassa S.A. (iii)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Nova Agrícola Ponte Alta S.A.(i)	—	29.50%
Nova Amaralina S.A. Propriedades Agrícolas.(i)	—	29.50%
Nova Santa Barbara Agrícola S.A.(i)	—	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A. (i)	—	65.00%
Radar II Propriedades Agrícolas S.A. (i)	—	65.00%
Radar Propriedades Agrícolas S.A. (i)	—	29.50%
Terras da Ponte Alta S.A. (i)	—	29.50%
Vale da Ponte Alta S.A. (i)	—	65.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Interest of Cosan
Logística S.A. in its subsidiaries
Rumo Logística Operadora Multimodal S.A. (iv)	—	26.26%
Rumo S.A. (v)	28.37%	26.26%
Logispot Armazéns Gerais S.A.	14.47%	13.39%
Elevações Portuárias S.A. (vi)	28.37%	—
Rumo Luxembourg Sarl (vii)	28.37%	—
ALL Intermodal S.A.	28.37%	26.26%
ALL Malha Oeste S.A.	28.37%	26.26%
ALL Malha Paulista S.A.	28.37%	26.26%
ALL Malha Sul S.A.	28.37%	26.26%
ALL Malha Norte S.A.	28.22%	26.06%
ALL Participações S.A. (viii)	—	26.26%
ALL Armazéns Gerais Ltda.	28.37%	26.26%
Portofer Ltda.	28.37%	26.26%
Boswells S.A.	28.37%	26.26%
Brado Holding S.A.	28.37%	26.26%
Brado Logística e Participações S.A.	17.65%	16.34%
Brado Logística S.A.	17.65%	16.34%
ALL Serviços Ltda.	28.37%	26.26%
ALL Equipamentos Ltda. (viii)	—	26.26%
ALL Argentina S.A.	25.81%	23.89%
ALL Mesopotâmica S.A.	20.02%	18.53%
ALL Central S.A.	20.87%	19.31%
Paranaguá S.A.	28.32%	26.22%
ALL Rail Management Ltda.	14.19%	13.13%
PGT S.A.	28.37%	26.26%

(i)	On October 31, 2016, the Company sold the control of Radar to Mansilla Participações Ltda. (Vehicle of TIAA - Teachers Insurance and Annuity Association of America), according to note 15. Thus, Mansilla now holds 100% of the preferred shares, reducing Cosan’s economic participation to 3%, without any impact on significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, in accordance with IAS 28, although it does not consolidate due to the shareholders agreement that inhibits its decision-making.
(ii)	On December 31, 2016, the Company increased its share, in Comgás, to 62.66% due to purchase of 1,327,800 common shares held by non-controlling shareholders and the sales of 143.500 preference shares.
(iii)	The Company recorded, in the line with the non-controlling shareholder’s obligations, the Put Option, according to the shareholder agreement, for the repurchase of shares of non-controlling shareholders.
(iv)	Incorporated in December 31, 2016 by Rumo S.A
(v)	Previously called ALL - América Latina Logística S.A., currently the Company’s indirect subsidiary.
(vi)	Company constituted on February 18, 2016, indirect subsidiary of the Company, which received the contribution of the lifting operation on December 31, 2016.
(vii)	Offshore constituted on October 25, 2016, indirect subsidiary of the Company.
(viii)	Companies merged on March 1, 2016 by the indirect subsidiary ALL Intermodal S.A.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(b)	Non-controlling interests

For each business combination, the Company elects to measure any non-controlling interests in the acquire either:

•	at fair value; or

•	at their proportionate share of the acquirer’s identifiable net assets, which are generally at fair value.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

(c)	Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control, and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases.

The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies.

(d)	Investments in associates (equity method investees)

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees”. Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income”.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(e)	Investments in joint ventures (equity method investees)

The Company has interests in joint ventures, in which contractual arrangement establishes joint control over the voting and economic activities of the entity. The contractual arrangements require unanimous agreement for financial and operating decisions among the ventures. The Company recognizes its interest in the joint ventures using the equity method (Note 15).

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

3.2	Foreign currency

a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

b)	Foreign operations

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian Reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

c)	Translation of subsidiaries and associates’ financial statements

These consolidated financial statements have been translated to the Brazilian Real using the following criteria:

(a)	assets and liabilities have been translated using the exchange rate at the balance sheet date;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and

(c)	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Cumulative translation adjustment”.

The consolidated financial statements of each subsidiary included in these consolidated financial statements and equity method investments are prepared based on their respective functional currencies. For subsidiaries whose functional currency is a currency other than the Brazilian Real, asset and liability accounts are translated into the Company’s reporting currency using exchange rates in effect at the date of the statement of financial position, and income and expense items are translated using monthly average exchange rates and shareholders’ equity has been translated using the historical exchange rate. The resulting translation adjustments are reported in a separate component of shareholders’ equity, as cumulative translation adjustment.

The exchange rate of the Brazilian Real (R$) to the U.S. Dollar (US$) was R$ 3.2591 at December 31, 2016, R$ 3.9048 at December 31, 2015, and R$ 2.6562 at December 31, 2014.

3.3	Financial instruments

(i)	Non-derivative financial assets

The Company initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated as at fair value through profit or loss) are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

•	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit or loss.

Financial assets classified as held-for-trading comprise short-term sovereign debt securities actively managed by the Company’s treasury department to address short-term liquidity needs.

Financial assets designated at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash and cash equivalents, restricted cash, trade and other receivables.

•	Restricted cash

Restricted cash comprises investments that are linked to the Company’s loan and escrow for security agreement.

•	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, the financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency gain/losses on available-for-sale debt instruments, are recognized in other comprehensive income and presented in the consolidated statements of changes in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities and debt securities.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and, to what extent, it has retained the risks and rewards of ownership.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

(ii)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company classifies non-derivative financial liabilities as other financial liabilities. Such financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities comprise loans and borrowings, debt securities issued, bank overdrafts, and trade and other payables.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iii)	Share capital

Ordinary shares

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with IAS 12.

Preference shares

Non-redeemable preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Company’s equity instruments. Discretionary dividends thereon are recognized as equity distributions on approval by the Company’s shareholders.

Mandatory minimum dividends as defined in the bylaws are recognized as liabilities.

(iv)	Derivative financial instruments, including hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if:

(a)	The economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(b)	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	The combined instrument is not measured at fair value through profit or loss.

On initial designation of the derivative as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that ultimately could affect reported profit or loss.

Derivatives are initially recognized at fair value; any attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

When the hedged item is a non-financial asset, the amount accumulated in equity is retained in other comprehensive income and reclassified to profit or loss in the same period or periods during which the non-financial item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to profit or loss.

•	Fair value hedge

Changes in fair value of derivatives, that are designated and qualify as fair value hedge, are recorded in the statement of profit or loss, with any changes in fair value of the hedged asset or liability that are attributable to the hedged risk. The Company applies hedge accounting for fair value hedges to protect itself against the risk of changes in interest rates and foreign exchange rates on loans. The gain or loss related to the effective portion of interest rate swaps to protect against fixed rate borrowings is recognized in the statement of profit and loss as “Financial expenses”. The gain or loss related to the ineffective portion is recognized in the statement of profit or loss as “Other gains (losses), net”. Changes in fair value of fixed rate borrowings hedged attributable to interest rate risk are recognized in the statement of profit or loss as “Financial expenses”.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the method of effective interest rate is used, is amortized to income over the period to maturity.

•	Embedded derivatives

Changes in the fair value of separated embedded derivatives are recognized immediately in profit or loss.

•	Other derivative financial instruments

When a derivative financial instrument is not designated in a hedge relationship and does not qualify for hedge accounting, all changes in its fair value are recognized immediately in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.4	Inventory

Inventory is recorded at the lower of average cost of acquisition or production and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provisions for slow-moving or obsolete inventory are recorded when deemed necessary by management. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs.

3.5	Property, plant and equipment

(a)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of constructed assets includes:

(a)	the cost of materials and direct labor;

(b)	any other costs directly attributable to bringing the assets to a working condition for their intended use;

(c)	an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, when the Company has an obligation to remove the asset or restore the site; and

(d)	capitalized borrowing costs.

Cost also includes transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

(i)	Reclassification to investment property

When the use of a property changes from held to use to investment property, the property is remeasured at fair value and reclassified as investment property. Any gain or loss arising on this remeasurement is recognized in equity.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Subsequent costs

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

(iii)	Depreciation

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives. Depreciation is generally recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.33% to 8%
Permanent railways	4%
Furniture and fixtures	10% to 25%
Computer equipment	19% to 20%

Costs of normal periodic maintenance are recorded as expenses when incurred when the components will not improve the production capacity or introduce improvements to the equipment.

Depreciation methods, useful lives and residual values are revised at each reporting date and adjusted if appropriate.

3.6	Intangible assets and goodwill

(a)	Goodwill

Goodwill is measured at cost less accumulated impairment losses. With respect to equity method investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the equity method investee as a whole.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Other intangible assets

Other intangible assets that are acquired by the Company and have a finite life are measured at cost less accumulated amortization and any accumulated impairment losses.

(c)	Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(d)	Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date that they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Contracts with customers

Costs incurred on development of gas systems for new clients (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

(f)	Intangible assets related to the concession rights agreement

The Company has a public concession agreement for a gas distribution service in which the Concession Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the Company recognizes this right as an intangible asset

The intangible asset comprises: (i) the concession right recognized upon the business combination of COMGÁS, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the regulator, The Natural Gas Agency of the State of São Paulo, to determine the basis for measuring the tariff for rendering the services under the concession.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The concession agreement was signed on May 31, 1999 with an initial term of 30 years. Subject to approval of the Conceding Authority, the Company may request only once the extension of the distribution services for another 20 years. When the concession is terminated, the assets linked to the rendering of gas distribution services will be returned to the Conceding Authority, and the Company will be entitled to receive an indemnity to be determined based on assessments and evaluations considering the book values to be calculated at the time.

The concession contract determines that the tariff charged by COMGÁS be reviewed annually, in May, with the aim to realign the tariff charged to consumers to the cost of the gas and adjust for inflation.

Once the concession is terminated, the Company has the right to request the reversion to the Granting Authority of the assets and facilities linked to the gas distribution service. Currently, the amounts related to indemnification are not pre-established or determinable, that’s why the Company did not apply the bifurcated model for the accounting of the financial asset.

Concession rights generated in the business combination of ALL was fully allocated to the ALL Malha Norte concession and amortized on a straight-line basis.

3.7	Impairment

(i)	Non-derivative financial assets

A financial asset not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. Interest on the impaired asset continues to be recognized. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

(b)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the accumulated losses recorded in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, except investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to Companies of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss with respect to goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.8	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

3.9	Employee benefits

•	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed when the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay these amounts as a result of past services provided by the employee, and the obligation can be estimated reliably.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Share-based payment transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee compensation expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

•	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

•	Defined benefit plans

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well As in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date of the financial statements for the high credit quality bonds, and maturity dates approximating the terms of the Company’s obligations and that are denominated in the currency in which the benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

3.10	Revenue

(a)	Sales of goods

Revenue from the sale of goods, in the ordinary course of business, is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(b)	Services rendered

Revenues from services are recognized when the amount of revenue can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company, when the stage of completion of the transaction at the end of the reporting period can be measured reliably, as well as when its amount and related costs can be measured reliably. Service prices are established based on service orders or contracts. Services for which payment is made in advance are recorded as deferred revenue in other liabilities and recognized in revenue when the services are rendered.

The Company revenue recognizes revenue as follows:

•	Billed revenue

Revenue from gas distribution services is recognized when its amount can be reliably measured, and is recognized in profit or loss when the volumes are delivered to customers.

•	Unbilled revenue

Unbilled gas refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience, the unbilled estimated amount will not significantly differ from actual amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	Concession construction revenue

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the Conceding Authority, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting period, and are included in cost of sales.

(c)	Deferred revenue

The Company´s deferred revenue consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

3.11	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. The indirect subsidiary ALL Malha Norte has a fiscal incentive whose benefit includes a reduction of 75% on income tax based on operation profit beginning in 2008 until 2024.

3.12	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date.

a)	Leased assets

Leases of property, plant and equipment that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Assets held under other leases are classified as operating leases and are not recognized in the Company’s statement of financial position.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The amounts paid in advance by the Company are recorded as assets and allocated in income linearly during the term of the contract. The expenses incurred during the grace period are recorded in income and maintained as payables, being written off in proportion to the payment of current installments.

3.13	Finance income and finance expense

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquiree in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

3.14	Taxes

Income taxes are comprised of income tax and social contribution at a combined rate of 34%. Tax expense comprises current and deferred tax. Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Certain subsidiaries measure income tax and social contribution due under the Brazilian presumed profits regime. The presumed profit came up from a percentage of 32% of operating revenues. Under the aforementioned regime the applicable tax rate is for income tax is 15% over the presumed profit, plus an additional 10% when operating revenues exceed of R$ 240, and 9% over the presumed profit for social contribution.

a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for loss carryforwards, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be generated in the future. Deferred tax assets are reviewed at each reporting date and written off to the extent that it is no longer probable that the related tax benefit will be realized.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Sales taxes

Net revenue is recognized net of discounts and sales taxes.

d)	Tax exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.15	Cash flow – non-cash transaction

During the year ended December 31, 2016, the Company made the following transactions not involving cash and therefore not reflected in the consolidated statement of cash flows:

(i)	Rental of locomotives, wagons and other assets through operation accounted characterized as capital leases in the amount of R$264,026.

(ii)	Capital increase in the amount of R$ 100,000 in “Moove”, wholly owned subsidiary, on December 26, 2016, according to the Extraordinary Shareholders’ Meeting. The amount of R$ 14,153 did not involve cash.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2016 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Disclosure Initiative (Amendments to IAS 7)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.

The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

To satisfy the new disclosure requirements, the Company intends to present a reconciliation between the opening and closing balances for liabilities with changes arising from financing activities.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

The amendments clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value.

The amendments are effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

The Company is assessing the potential impact on its consolidated financial statements resulting from the amendments. So far, the Company does not expect any significant impact.

IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmers.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted only for financial statements in accordance with IFRSs.

The Company is still assessing the potential impact of adopting IFRS 15 in its financial statements.

(i)	Sales of good: The Company recognizes revenues only when it is probable that the entity will receive the consideration to which it will have right in exchange for the goods that will be transferred to the customer. Thus, we have not yet identified material adjustments in revenue recognition for this type of sale. However, certain contracts with customers have commitments that the Company will recognize as an asset since it expects to recover these costs.

(ii)	Service rendered: In some contracts of the subsidiary Comgás we may have an impact on the revenue recognition, because currently that subsidiary uses the percentage completion method in accordance with IAS 11 and based on IFRS 15 these revenue could it be recorded only at the end of the service rendered. In addition, especially in Cosan Logística, separate performance obligations will have to be identified in connection with the provision of transport services.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The Company will adopt IFRS 15 in its financial statements for the year ended December 31, 2018 and intends to use the retrospective approach. As a result, the Company will apply all the requirements of IFRS 15 for each comparative period presented adjusting the previously presented financial statements.

The Company plans to use the practical expedients for completed contracts. This means that completed contracts that have commenced and ended in the same comparative presentation period, as well as contracts that are contracts concluded at the beginning of the earliest period presented, will not be resubmitted.

The Company is currently conducting a detailed impact assessment resulting from the application of IFRS 15 and expects to disclose additional quantitative information prior to the adoption of the standard.

IFRS	9 - Financial instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes new models for classification and measurement of financial instruments and the measurement of expected credit losses for financial and contractual assets, as well as new requirements on hedge accounting. The new standard retains the existing guidance on the recognition and derecognition of financial instruments in IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted only for financial statements in accordance with IFRSs.

The effective impact of adopting IFRS 9 in the Company’s financial statements in 2018 can not be estimated with confidence, as it will depend on the financial instruments held by the Company and the economic conditions in 2018, as well as on accounting decisions and judgments that the Company will make in future. The new standard will require the Company to review its accounting procedures and internal controls related to the classification and measurement of financial instruments and these changes are not yet finalized.

IFRS 9 will require extensive new disclosures, specifically on hedge accounting, credit risk and expected credit losses. The Company’s preliminary assessment included an analysis to identify deficiencies in relation to required information and current processes and the Company plans to implement changes in its systems and controls to meet the new requirements.

Changes in the accounting policies resulting from the adoption of IFRS 9 will generally be applied retrospectively, except for the changes described below:

➢	The Company intends to take advantage of the exemption that allows it not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments (including expected credit losses). The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9 will generally be recognized in retained earnings and reserves as of January 1, 2018;

➢	New hedge accounting requirements should be applied prospectively. However, the Company may choose to apply the expected change in the accounting for changes in the fair value of the forward term of the exchange contracts retroactively. The Company has not taken any decision regarding this option;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The following assessments should be made based on the facts and circumstances existing on the date of the initial adoption:

➢	The determination of the business model within which a financial asset is held;

➢	The designation and revocation of previous designations of certain financial assets and liabilities measured at fair value;

➢	The designation of certain equity instruments not held for renewal at fair value in other comprehensive income.

IFRS 16 Leases

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor’s accounting remains similar to the current standard, that is, lessors continue to classify leases as financial or operating.

IFRS 16 replaces existing lease standards, including IAS 17 Leasing Operations and IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted only for financial statements in accordance with IFRSs and only for entity that applies IFRS 15 Revenue from Contracts with Customers or before the date of initial application of IFRS 16.

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary COMGÁS will recognize new assets and liabilities for its operating leases. In the jointly-owned subsidiary Raízen, it is expected to have significant impacts on land leases. In addition, the nature of the expenses related to these leases will be changed, since IFRS 16 replaces the line operating lease expense due to depreciation of the right of use and interest on the lease liabilities. The Company has not yet decided whether to use the optional exemptions.

As a lessee, the Company may apply the standard using a:

- Retrospective approach; or

- Modified retrospective approach with optional practical expedients.

The lessee will apply this choice consistently to all of its leases. The Company should apply IFRS 16 initially on January 1, 2019. The Company has not yet determined which transition approach to apply.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

5	New standards adopted and correction of immaterial error

The new standards and amendments below apply for the first time in 2016. The new standards and amendments, as well as, the correction of error, do not have a material impact on the annual consolidated financial statements or the interim consolidated financial statements of the Company, however such financial information has been restated to reflect the new standards, amendments and correction of immaterial error as described below:

(i)	Amendments to IAS 16 - Property, Plant and Equipment and IAS 41- Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 using the cost model. The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. These amendments substantially impact the joint venture, Raízen Energia, in the lines of the Investments in Joint Ventures in the Financial Position and Equity in Earnings of Joint Ventures in the Statements of Profit or Loss. There is no impact to the Companies that does not have bearer plants.

(ii)	Discontinued operation

According to the note 16, due to the partial sale of RADAR segment’s shares and as required by IFRS 5 - Non-current assets available for sale and discontinued operations - the Company is restating the presentation of its income statements and statements of cash flows for the years ended December 31, 2015 and 2014.

(iii)	Correction of immaterial error – Tax installments

During the year of 2016, the Company identified an immaterial error in the accounting record of tax installment liabilities, related to others federal taxes than income tax, referring to prior years.

Management concluded that the effect of the correction of error had no material impact on the Company’s financial statements for the years ended December 31, 2016, 2015 and 2014, however the income statements, statements of cash flows and financial position of December 31, 2015 and 2014 has been restated considering the correction of the immaterial error.

The nature and the impact of each new standard, amendment and correction of immaterial error for the years ended December 31, 2015 and 2014, are presented below:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015
	As issued	IAS 41 effect (i)	Tax installment (iii)	Restated
Assets
Current assets	6,835,231	—	—	6,835,231
Investments in joint ventures	8,329,520	(92,330)	—	8,237,190
Other non-current tax receivable	633,549	—	33,897	667,446
Other non-current assets	36,509,368	—	—	36,509,368

Total assets	52,307,668	(92,330)	33,897	52,249,235

Liabilities
Current liabilities	6,922,633	—	—	6,922,633
Other taxes payable	51,327	—	153,486	204,813
Deferred tax liabilities	4,179,564	—	(46,497)	4,133,067
Non-current liabilities	24,799,472	—	—	24,799,472

Total liabilities	35,952,996	—	106,989	36,059,985

Shareholders’ equity
Share capital	5,328	—	—	5,328
Additional paid-in capital	4,006,562	—	—	4,006,562
Accumulated other comprehensive loss	(478,207)	—	—	(478,207)
Retained earnings	2,483,283	(57,716)	(45,532)	2,380,035

Equity attributable to owners of the parent	6,016,966	(57,716)	(45,532)	5,913,718
Non-controlling interests	10,337,706	(34,614)	(27,560)	10,275,532

Total shareholders’ equity	16,354,672	(92,330)	(73,092)	16,189,250

Total shareholders’ equity and liabilities	52,307,668	(92,330)	33,897	52,249,235

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014					December 31, 2015
	As issued	IAS 41 effect (i)	Discontinued operation (ii)	Tax installment (iii)	Restated	As issued	IAS 41 effect (i)	Discontinued operation (ii)	Tax installment (iii)	Restated
Gross profit	2,648,584	—	(96,917)	—	2,551,667	3,794,616	—	(84,733)	—	3,709,883
Operating expense	(1,571,396)	—	(95,068)	—	(1,666,464)	(1,539,304)	—	(20,772)	—	(1,560,076)

Income before equity in earnings of investees and financial results	1,077,188	—	(191,985)	—	885,203	2,255,312	—	(105,505)	—	2,149,807

Equity in earnings of associates	3,540	—	—	—	3,540	7,978	—	—	—	7,978
Equity in earnings of joint ventures	588,428	(11,929)	—	—	576,499	775,566	(80,401)	—	—	695,165

	591,968	(11,929)	—	—	580,039	783,544	(80,401)	—	—	703,143
Financial results	(982,848)	—	(6,269)	(7,662)	(996,779)	(2,164,728)	—	(10,496)	(9,242)	(2,184,466)

Profit before taxes	686,308	(11,929)	(198,254)	(7,662)	468,463	874,128	(80,401)	(116,001)	(9,242)	668,484

Income tax expense	(43,829)	—	17,628	2,605	(23,596)	12,134	—	15,134	3,142	30,410

Profit from continuing operations	642,479	(11,929)	(180,626)	(5,057)	444,867	886,262	(80,401)	(100,867)	(6,100)	698,894

Profit from discontinued operations, net of tax	—	—	180,626	—	180,626	—	—	100,867	—	100,867

Profit for the period	642,479	(11,929)	—	(5,057)	625,493	886,262	(80,401)	—	(6,100)	799,761

Net income attributable to:
Owners of the Parent	171,006	(7,457)	—	(3,161)	160,388	459,790	(50,259)	—	(3,813)	405,718
Non-controlling interests	471,473	(4,472)	—	(1,896)	465,105	426,472	(30,142)	—	(2,287)	394,043

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

6	Business combinations

On April 1, 2015, after the necessary approvals from the competent bodies, the subsidiary “RUMO” incorporated 100% of the common shares of ALL and, through a shareholders’ agreement, now holds its full control and consolidates its results.

The merger took place by exchange of shares, with the issue by Rumo, of 1,963,670,770 registered common shares with no par value, representing 65.67% of its equity in exchange for 100% of the share capital of ALL , represented by 681,995,165 common shares.

As a result of the acquisition, the Company consolidates its participation strategy in the logistics segment and infrastructure in Brazil, incorporating approximately 12,000 km of rail present in ALL Awards.

a)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$
Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838

Total consideration transferred	2,737,372

(i)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company’s investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as “other operating income”.

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	382,576
Inventories	79,115
Other credits	1,517,924
Property, plant and equipment	7,206,290
Intangible assets	7,641,865
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(915,213)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(458,575)
Deferred tax liabilities	(1,164,510)
Other liabilities	(1,619,106)

Consolidated net assets	2,969,053

Non-controlling interests	(231,681)

Total identifiable net assets acquired	2,737,372

The Company consolidated the results generated by Rumo SA and its subsidiaries as of April 1, 2015. If Rumo SA had been consolidated since January 1, 2015, the consolidated statement of income for the year ended December 31, 2015 would present a net revenue of R$ 4,802,450 and a net loss of R$ 450,446.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

(i)	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)	Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

(v)	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

Reconciliation

(i)	Other business: other investments, in addition to the corporate activities of the Company. The other business segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations /adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	13,133,737	68,143,047	5,657,246	—	1,883,674	5,014,555	873	(81,276,784)	(38,209)	12,518,139	7,541,792	5,014,555
Domestic market	6,106,330	68,143,047	5,657,246	—	1,447,794	4,772,057	873	(74,249,377)	(38,209)	11,839,761	7,105,912	4,772,057
External market	7,027,407	—	—	—	435,880	242,498	—	(7,027,407)	—	678,378	435,880	242,498
Cost of sales	(9,967,530)	(64,445,939)	(3,174,134)	—	(1,398,751)	(3,769,147)	(13,667)	74,413,469	38,209	(8,317,490)	(4,586,551)	(3,769,147)
Gross profit	3,166,207	3,697,108	2,483,112	—	484,923	1,245,408	(12,794)	(6,863,315)	—	4,200,649	2,955,241	1,245,408
Selling expenses	(732,680)	(1,303,338)	(670,557)	—	(362,045)	(4,649)	(291)	2,036,018	—	(1,037,542)	(1,032,893)	(4,649)
General and administrative expenses	(567,400)	(447,762)	(332,349)	—	(72,567)	(342,961)	(252,857)	1,015,162	—	(1,000,734)	(570,465)	(342,961)
Other income (expense), net	(15,249)	844,257	(26,437)	—	7,523	(539)	(96,849)	(829,008)	—	(116,302)	(115,764)	(539)
Financial results	531,049	(584,487)	(263,169)	—	(77,301)	(1,673,482)	(1,147,709)	53,438	105,885	(3,055,776)	(1,307,869)	(1,673,482)
Financial expense	(918,912)	(273,874)	(730,422)	—	(49,102)	(1,951,393)	(1,048,324)	1,192,786	105,885	(3,673,356)	(1,720,365)	(1,951,393)
Financial income	653,670	233,453	466,646	—	4,928	302,371	328,973	(887,123)	—	1,102,918	799,912	302,371
Foreign exchange losses, net	(57,951)	750,939	223,943	—	47,288	76,082	649,796	(692,988)	—	997,109	1,001,581	76,082
Derivatives	854,242	(1,295,005)	(223,336)	—	(80,415)	(100,542)	(1,078,154)	440,763	—	(1,482,447)	(1,388,997)	(100,542)
Equity in earnings of associates	(68,641)	(310)	—	—	(9,755)	8,381	1,066,818	68,951	(1,069,884)	(4,440)	(12,819)	8,381
Equity in earnings of joint ventures	—	—	—	—	—	—	1,570,132	—	—	1,570,132	1,570,132	—
Income tax expense benefit	(658,860)	(673,099)	(369,966)	—	(553)	34,513	310,305	1,331,959	(36,001)	(61,702)	(60,213)	34,513

Profit from continuing operations	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Profit from discontinued operation,net of tax	—	—	—	69,261	—	—	(123,386)	—	(18,863)	(35,262)	(35,261)	—
Total net income attributable to:
Owners of the Company	1,654,338	1,476,244	514,228	21,664	(29,775)	(206,694)	1,313,369	(3,130,582)	(1,334,988)	277,804	1,036,086	(206,694)
Non-controlling interests	88	56,125	306,406	47,597	—	(526,635)	—	(56,213)	353,851	181,219	354,003	(526,635)

	1,654,426	1,532,369	820,634	69,261	(29,775)	(733,329)	1,313,369	(3,186,795)	(981,137)	459,023	1,390,089	(733,329)
Other selected data:
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019
EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659
Additions to PP&E, intangible and biological assets	2,001,509	797,009	438,366	—	41,557	1,699,226	11,356	(2,798,518)	—	2,190,505	491,279	1,699,226
Reconciliation of EBITDA:
Profit (loss) for the period	1,654,426	1,532,369	820,634	—	(29,775)	(733,329)	1,436,755	(3,186,795)	(1,000,000)	494,285	1,425,350	(733,329)
Income tax and social contribution	658,860	673,099	369,966	—	553	(34,513)	(310,305)	(1,331,959)	36,001	61,702	60,213	(34,513)
Financial result, net	(531,049)	584,487	263,169	—	77,301	1,673,482	1,147,709	(53,438)	(105,885)	3,055,776	1,307,869	1,673,482
Depreciation and amortization	2,192,019	624,395	510,957	—	88,350	1,120,019	16,007	(2,816,414)	—	1,735,333	615,314	1,120,019

EBITDA	3,974,256	3,414,350	1,964,726	—	136,429	2,025,659	2,290,166	(7,388,606)	(1,069,884)	5,347,096	3,408,746	2,025,659

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations /adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	11,080,849	61,412,966	6,597,017	—	1,751,728	4,037,923	436	(72,493,815)	(31,568)	12,355,536	8,349,181	4,037,923
Domestic market	4,438,148	61,412,966	6,597,017	—	1,385,188	3,842,124	436	(65,851,114)	(31,568)	11,793,197	7,982,641	3,842,124
External market	6,642,701	—	—	—	366,540	195,799	—	(6,642,701)	—	562,339	366,540	195,799
Cost of sales	(9,148,101)	(58,196,255)	(4,580,204)	—	(1,322,326)	(2,771,881)	(2,810)	67,344,356	31,568	(8,645,653)	(5,905,340)	(2,771,881)
Gross profit	1,932,748	3,216,711	2,016,813	—	429,402	1,266,042	(2,374)	(5,149,459)	—	3,709,883	2,443,841	1,266,042
Selling expenses	(616,915)	(1,188,549)	(627,519)	—	(291,649)	18,440	—	1,805,464	—	(900,728)	(919,166)	18,440
General and administrative expenses	(518,848)	(394,570)	(332,763)	—	(77,666)	(311,288)	(189,949)	913,418	—	(911,666)	(565,105)	(311,288)
Other income (expense), net	(19,147)	294,784	(7,901)	—	2,195	60,298	197,726	(275,637)	—	252,318	192,020	60,298
Financial results	(624,695)	(124,598)	(181,889)	—	(109,860)	(1,166,553)	(781,522)	749,293	55,358	(2,184,466)	(1,147,892)	(1,166,553)
Financial expense	(919,994)	(170,560)	(409,768)	—	(120,325)	(1,261,452)	(919,463)	1,090,554	73,691	(2,637,317)	(1,395,741)	(1,261,452)
Financial income	650,446	173,477	247,047	—	4,870	164,675	178,355	(823,923)	(18,333)	576,614	411,838	164,675
Foreign exchange losses, net	(1,031,777)	(415,983)	126,282	—	(10,213)	(190,410)	(671,717)	1,447,760	—	(746,058)	(623,164)	(190,410)
Derivatives	676,630	288,468	(145,450)	—	15,808	120,634	631,303	(965,098)	—	622,295	459,175	120,634
Equity in earnings of associates	(42,967)	8,893	—	—	(11,596)	11,164	703,315	34,074	(694,905)	7,978	(3,185)	11,164
Equity in earnings of joint ventures	—	—	—	—	—	—	695,165	—	—	695,165	695,165	—
Income tax expense benefit	40,328	(536,540)	(248,355)	—	12,693	(35,988)	320,882	496,212	(18,822)	30,410	85,219	(35,988)

Profit from continuing operations	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Profit from discontinued operation,net of tax	—	—	—	100,867	—	—	38,915	—	(38,915)	100,867	100,867	—
Total net income attributable to:
Owners of the Company	150,504	1,237,984	618,386	100,867	(46,481)	(30,030)	982,158	(1,388,488)	(1,219,182)	405,718	580,086	(30,030)
Non-controlling interests	—	38,147	—	—	—	(127,855)	—	(38,147)	521,898	394,043	301,678	(127,855)

	150,504	1,276,131	618,386	100,867	(46,481)	(157,885)	982,158	(1,426,635)	(697,284)	799,761	881,764	(157,885)
Other selected data:
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527
EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183
Additions to PP&E, intangible and biological assets	1,776,372	797,299	521,215	—	43,464	1,405,478	42,061	(2,573,671)	—	2,012,218	608,667	1,405,478
Reconciliation of EBITDA:
Profit (loss) for the period	150,504	1,276,131	618,386	—	(46,481)	(157,885)	943,243	(1,426,635)	(658,369)	698,894	780,897	(157,885)
Income tax and social contribution	(40,328)	536,540	248,355	—	(12,693)	35,988	(320,882)	(496,212)	18,822	(30,410)	(85,219)	35,988
Financial result, net	624,695	124,598	181,889	—	109,860	1,166,553	781,522	(749,293)	(55,358)	2,184,466	1,147,892	1,166,553
Depreciation and amortization	2,057,365	579,603	481,566	—	75,077	616,527	4,677	(2,636,968)	—	1,177,847	561,042	616,527

EBITDA	2,792,236	2,516,872	1,530,196	—	125,763	1,661,183	1,408,560	(5,309,108)	(694,905)	4,030,797	2,404,612	1,661,183

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014 (Restated)
	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of income or loss:
Net sales	9,263,930	55,733,927	6,387,103	—	1,602,198	915,442	—	(64,997,857)	—	8,904,743	7,989,302	915,442
Domestic market	4,064,437	55,733,927	6,387,103	—	1,306,218	769,583	—	(59,798,364)	—	8,462,904	7,693,322	769,583
External market	5,199,493	—	—	—	295,980	145,859	—	(5,199,493)	—	441,839	295,980	145,859
Cost of sales	(7,771,570)	(52,934,222)	(4,494,909)	—	(1,247,806)	(610,361)	—	60,705,792	—	(6,353,076)	(5,742,716)	(610,361)
Gross profit	1,492,360	2,799,705	1,892,194	—	354,392	305,081	—	(4,292,065)	—	2,551,667	2,246,586	305,081
Selling expenses	(578,989)	(1,150,516)	(636,316)	—	(245,227)	—	—	1,729,505	—	(881,543)	(881,543)	—
General and administrative expenses	(498,756)	(387,259)	(308,413)	—	(70,684)	(87,832)	(165,159)	886,015	—	(632,088)	(524,937)	(87,832)
Other income (expense), net	58,609	338,143	(19,494)	—	1,032	7,844	(123,630)	(396,752)	(18,585)	(152,833)	(142,088)	7,844
Financial results	(418,317)	(125,210)	(193,026)	—	21,555	(33,652)	(791,656)	543,527	—	(996,779)	(959,810)	(33,652)
Financial expense	(588,307)	(142,839)	(300,573)	—	22,831	(66,114)	(736,215)	731,146	12,712	(1,067,359)	(980,411)	(66,114)
Financial income	385,895	104,218	106,554	—	1,639	31,150	83,053	(490,113)	(12,712)	209,684	176,772	31,150
Foreign exchange losses, net	(357,928)	(71,825)	(139,931)	—	(1,183)	1,312	(160,665)	429,753	—	(300,467)	(318,929)	1,312
Derivatives	142,023	(14,764)	140,924	—	(1,732)	—	22,171	(127,259)	—	161,363	162,758	—
Equity in earnings of associates	(38,310)	14,902	—	—	(7,341)	—	623,133	23,408	(612,252)	3,540	3,540	—
Equity in earnings of joint ventures	—	—	—	—	—	—	576,499	—	—	576,499	576,499	—
Income tax expense benefit	116,101	(410,560)	(203,810)	—	(18,850)	(58,344)	257,408	294,459	—	(23,596)	34,748	(58,344)

Profit from continuing operations	132,698	1,079,205	531,135	—	34,877	133,097	376,595	(1,211,903)	(630,837)	444,867	352,995	133,097
Profit from discontinued operation,net of tax	—	—	—	180,626	—	—	—	—	—	180,626	180,626	—
Total net income attributable to:
Owners of the Company	132,698	1,045,637	531,135	180,626	34,877	104,313	376,595	(1,178,335)	(1,067,158)	160,388	182,352	104,313
Non-controlling interests	—	33,568	—	—	—	28,784	—	(33,568)	436,321	465,105	351,269	28,784

	132,698	1,079,205	531,135	180,626	34,877	133,097	376,595	(1,211,903)	(630,837)	625,493	533,621	133,097
Other selected data:
Depreciation and amortization	1,966,866	538,222	506,697	—	71,268	97,244	2,923	(2,505,088)	—	678,132	580,888	97,244
EBITDA	2,401,780	2,153,197	1,434,668	—	103,440	322,337	913,766	(4,554,977)	(630,837)	2,143,374	1,858,945	322,337
Additions to PP&E, intangible and biological assets	1,963,642	60,425	661,311	—	52,178	273,584	75,194	(2,024,067)	—	1,062,267	788,684	273,584
Reconciliation of EBITDA:
Profit (loss) for the period	132,698	1,079,205	531,135	—	34,877	133,097	376,595	(1,211,903)	(630,837)	444,867	352,995	133,097
Income tax and social contribution	(116,101)	410,560	203,810	—	18,850	58,344	(257,408)	(294,459)	—	23,596	(34,748)	58,344
Financial result, net	418,317	125,210	193,026	—	(21,555)	33,652	791,656	(543,527)	—	996,779	959,810	33,652
Depreciation and amortization	1,966,866	538,222	506,697	—	71,268	97,244	2,923	(2,505,088)	—	678,132	580,888	97,244

EBITDA	2,401,780	2,153,197	1,434,668	—	103,440	322,337	913,766	(4,554,977)	(630,837)	2,143,374	1,858,945	322,337

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Assets held for sale	—	—	—	—	39,907	—	—	—	39,907	—	39,907
Other current assets	3,030,674	1,456,418	80,758	141,972	382,551	658,550	(4,487,092)	(107,927)	1,155,904	793,861	382,551
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Property, plant and equipment	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Lease	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)
	Reported segments						Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Cosan Corporate	Deconsolidation effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Marketable securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,859	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,393	(2,609,078)	(66,604)	880,458	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,971,020	(4,347,859)	(9,717)	4,928,903	2,104,584	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,237,190	—	—	8,237,190	8,237,190	—
Biological assets	678,564	—	—	—	—	—	—	(678,564)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	11,027,461	2,409,555	—	2,029	243,080	9,404,087	156,691	(13,437,016)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,449)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,660	—	(18,829,203)	(9,755,703)	(8,585,175)
Trade payables	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,718)	(1,780)
Derivative financial instruments	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(420,189)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,904)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,202	64,528	(1,926,051)	(463,015)	(1,477,920)
Other non-current liabilities	(1,364,086)	(3,129,560)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,860,998)	4,493,646	108,965	(12,340,942)	(5,343,839)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,697,729	(16,897,734)	(11,742,170)	16,189,250	12,369,254	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,469,669	(41,263,100)	(11,915,663)	52,249,235	30,323,758	21,745,662

Equity attributable to owners of the Company	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,697,729	(16,726,702)	(19,114,526)	5,913,718	8,680,766	1,113,277
Non-controlling interests	(963)	171,995	—	—	—	2,903,176	—	(171,032)	7,372,356	10,275,532	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,697,729	(16,897,734)	(11,742,170)	16,189,250	12,369,254	4,016,453

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Reported segment
Raízen Energia
Ethanol	6,480,409	5,557,298	4,376,826
Sugar	5,794,771	4,671,006	4,059,580
Cogeneration	520,468	554,876	618,583
Other	338,089	297,669	208,941

	13,133,737	11,080,849	9,263,930
Raízen Combustíveis
Fuels	68,143,047	61,412,966	55,733,927

	68,143,047	61,412,966	55,733,927
COMGÁS
Industrial	3,640,921	4,206,946	4,122,077
Residential	793,335	677,693	632,997
Thermal generation	116,419	511,942	407,736
Cogeneration	216,032	271,641	246,841
Automotive	205,986	197,262	199,820
Commercial	238,390	286,491	255,051
Construction revenue	339,025	408,086	481,314
Other	107,138	36,956	41,267

	5,657,246	6,597,017	6,387,103
Lubricants
Lubricants	1,642,899	1,514,005	1,325,472
Basic oil	219,092	222,009	225,701
Other	21,683	15,714	51,025

	1,883,674	1,751,728	1,602,198
Logistics(i)
North operations	3,651,455	2,925,113	915,442
South operations	1,097,700	888,502	—
Container operations	265,400	224,308	—

	5,014,555	4,037,923	915,442
Reconciliation
Cosan others
Others	873	436	—

	873	436	—
IFRS 11 - Deconsolidation of adjustments/eliminations joint ventures and eliminations	(81,314,993)	(72,525,383)	(64,997,857)

Total	12,518,139	12,355,536	8,904,743

(i)	Segment created following the ALL Acquisition, which was completed on April 1, 2015

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash and bank deposits	376,029	305,510
Savings account (i)	409,333	28,278
Financial investments	3,714,226	3,172,036

	4,499,588	3,505,824

(i)	The balances of savings account that, at December 31, 2015, were presented as financial investments, were reallocated for a better presentation of these financial statements.

Financial investments are composed as follows:

	December 31, 2016	December 31, 2015
Investment fund
Repurchase agreements	2,840,760	1,252,229
Bank certificate of deposits - CDB	363,147	792,279
Other	—	171,641

	3,203,907	2,216,149
Bank investments
Repurchase agreements	26,719	407,971
Bank certificate of deposits - CDB	468,384	542,658
Other	15,216	5,258

	510,319	955,887

	3,714,226	3,172,036

9	Marketable securities

	December 31, 2016	December 31, 2015
Government security (i)	1,004,388	334,167
Bank certificate of deposits - CDB (ii)	287,192	271,323

	1,291,580	605,490

(i)	Sovereign debt securities classified as held-for-trading have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificate of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Trade receivables

	December 31, 2016	December 31, 2015
Domestic – Brazilian Reais	1,248,270	999,007
Export – Foreign currency	27,446	29,402
Allowance for doubtful accounts	(90,286)	(63,431)

	1,185,430	964,978
Current	1,130,624	904,245

Non-current	54,806	60,733

The ageing of trade receivables is as follows:

	December 31, 2016	December 31, 2015
Not overdue	1,068,230	836,314
Overdue:
From 1 to 30 days	81,012	84,981
From 31 to 60 days	18,323	18,561
From 61 to 90 days	7,411	9,159
More than 90 days	100,740	79,394
(-) Allowance for doubtful accounts	(90,286)	(63,431)

	1,185,430	964,978

Changes in the allowance for doubtful accounts are as follows:

December 31, 2014	(48,235)
Provision	(48,620)
Reversal	31,749
Write-off	1,675

December 31, 2015	(63,431)
Provision	(34,511)
Reversal	7,656

December 31, 2016	(90,286)

11	Inventories

	December 31, 2016	December 31, 2015
Finished goods	223,609	289,708
Material stock for construction process	73,527	86,981
Spare parts and others	333,616	280,212

	630,752	656,901

The balances are presented net of the provision for obsolete inventories in the amount of R$ 24,745 as of December 31, 2016 (R $ 40,536 as of December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Other current tax receivables

	December 31, 2016	December 31, 2015 (Restated)
ICMS - State VAT	608,334	597,023
Credit installment	36,708	67,142
COFINS - Revenue tax	209,700	228,393
PIS - Revenue tax	48,220	69,098
Other	15,743	17,682

	918,705	979,338
Current	178,856	311,892

Non-Current	739,849	667,446

13	Related parties

a)	Receivables from and payables to related parties:

	December 31, 2016	December 31, 2015
Current Asset
Commercial operation
Raízen Energia S.A.(i)	37,249	47,591
Aguassanta Participações S.A.	6,342	6,371
Radar Propriedades Agricolas S.A.	517	—
Raízen Combustíveis S.A.(i)	4,206	3,052
Other	531	4,085

	48,845	61,099
Corporate operation / Agreements
Raízen Energia S.A. (i)	9,672	13,028
Financial operations
Raízen Combustíveis S.A.(i)	—	1,102

	58,517	75,229

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	28,705	20,875
Raízen Energia S.A.(i)	114,473	89,763

	143,178	110,638
Financial operations
Novvi Limited Liability Company	—	17,121
Other	—	8

	—	17,129
Corporate operation
Raízen Energia S.A. (i)	—	23,029
Rezende Barbosa (ii)	38,944	70,365
Other	1,618	184

	183,740	221,345

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Current liabilities
Corporate operations
Raízen Energia S.A.(i)	160,030	46,582
Raízen Combustíveis S.A.(i)	75,624	71,035
Other	1,427	—

	237,081	117,617
Corporate operations / Agreements
Raízen Energia S.A.(i)	—	78,653
Raízen Combustíveis S.A.(i)	—	7,810

	—	86,463

	237,081	204,080

b) Related party transactions:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Sales of goods and services
Raízen Combustíveis S.A	135,581	98,235	2,796
Raízen Energia S.A.	416,507	353,265	303,395

	552,088	451,500	306,191
Purchase of goods / Inputs
Raízen Energia S.A.	(1,703)	(2,431)	(109)
Raízen Combustíveis S.A.	(817,198)	(445,123)	(741)

	(818,901)	(447,554)	(850)
Discontinued operation
Raízen Energia S.A.	57,007	58,508	54,045

	57,007	58,508	54,045
Shared income (expense)
Aguassanta Participações S.A.	388	431	440
Radar Propriedades Agrícolas S.A.	260	—	—
Raízen Energia S.A.	(73,245)	(41,914)	(33,555)

	(72,597)	(41,483)	(33,115)
Financial result
Raízen Energia S.A.	2,441	2,440	2,613
Other	(188)	(190)	690

	2,253	2,250	3,303

For the periods presented, no loss for doubtful accounts was recorded from commercial operations with its subsidiaries, associates and joint ventures.

(i)	Raízen Energia and Raízen Combustíveis

Non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. Current liabilities represent payables in relation to expenses paid by Raízen Energia and Raízen Combustíveis to Cosan S.A.

(ii)	Rezende Barbosa Group

The Company has receivables with Rezende Barbosa for the repayment of loans taken prior to the acquisition of the subsidiaries. These receivables are secured by Cosan S.A. shares.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Officers’ and directors’ compensation

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Short-term benefits to employees and managers	146,469	79,620	65,987
Post-employment benefits	918	339	464
Other long-term benefits	533	—	—
Benefits from termination of employment contract	2,367	—	—
Stock option expense	11,621	12,661	12,924

	161,908	92,620	79,375

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14	Investments in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A. (iv)	Novvi Limited Liability Company	Janus Brasil Participações S.A. (v)	Radar Propriedades Agricolas S.A (iii)	Radar II Propriedades Agricolas S.A (ii)	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	21,148,989	65,957,282	—
Shares held by Cosan	33,638,214	100,001	31,699,465	4,001,167	33,638,214	—
Cosan ownership interest	51%	33.33%	51%	51%	51%	—

At December 31, 2014	94,417	14,522	13,063	—	—	8,675	130,677
Equity in earnings (losses) of associates	7,822	(11,586)	2,836	—	—	8,906	7,978
Other comprehensive income	(429)	3,847	—	—	—	2,767	6,185
Dividends	(2,261)	—	—	—	—	(4,000)	(6,261)
Business combination (i)	—	—	—	—	—	38,130	38,130
Capital increase	—	—	7,814	—	—	—	7,814
Other	89	—	—	—	—	(236)	(147)

At December 31, 2015	99,638	6,783	23,713	—	—	54,242	184,376
Equity in earnings (losses) of associates	5	(8,917)	3,938	(1,013)	90	1,457	(4,440)
Reclassification from non-current assets held for sale	—	—	—	56,161	29,907	—	86,068
Other comprehensive income	—	—	(90)	—	—	—	(90)
Dividends	(2,641)	—	(1,393)	—	—	(5,933)	(9,967)
Capital increase	—	20,972	7,830	—	—	—	28,802
Other	—	—	—	—	540	1,658	2,198

At December 31, 2016	97,002	18,838	33,998	55,148	30,537	51,424	286,947

(i)	Related to investment of ALL
(ii)	The Company has 3% of the economic benefits of this associate as established in the shareholders agreement.
(iii)	The Company has 2,1% of the economic benefits of this associate as established in the shareholders agreement.
(iv)	The Company has 5% of the economic benefits of this associate as established in the shareholders agreement.
(v)	The Company has 5,1% of the economic benefits of this associate as established in the shareholders agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial information of associates:

	December 31, 2016
	Assets	Liabilities	Shareholders’ equity	Profit or loss in the year	Comprehensive income
Tellus Brasil Participações S.A.(i)	1,351,229	(137,817)	(1,213,412)	25,240	—
Novvi Limited Liability Company	1,981,815	(86,357)	(1,895,458)	61,475	—
Radar Propriedades Agricolas S.A.	2,272,186	(76,967)	(2,195,219)	6,277	84
Radar II Propriedades Agricolas S.A.	1,025,099	(7,197)	(1,017,902)	33,151	20
Janus Brasil Participações S.A.	31,667	(5,362)	(26,305)	(7,538)	—

	December 31, 2015
	Assets	Liabilities	Shareholders’ equity	Profit or loss in the year	Comprehensive income
Tellus Brasil Participações S.A.(i)	1,966,635	(3,013)	(1,963,622)	(144,868)	(8,813)
Novvi Limited Liability Company	13,951	(37,670)	23,719	(18,278)	—
Radar Propriedades Agricolas S.A.	2,293,693	(78,667)	(2,215,026)	74,0956	8,699
Radar II Propriedades Agricolas S.A.	1,004,544	(7,112)	(997,432)	38,053	1,414
Janus Brasil Participações S.A.	967,850	(135,084)	(832,766)	19,155	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo - COMGÁS	Rumo Logística Operadora Multimodal S.A.	Rumo S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	366,490,593	127,313,301	—	1,339,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,561,491	100,830,418	47,535,592	—	959,137,088	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.71%	27.51%	37.35%	—	71.63%	49.00%	49.00%	49.00%	—

At December 31, 2014 (Restated)	3,623,306	(106)	2,111,578	323,636	—	37,066	1,680,612	337,743	(498,832)	7,615,003
Equity in earnings (losses) of associates (Restated)	231,167	(10,948)	239,727	(127,721)	—	(135)	48,609	13,344	—	394,043
Other comprehensive income (losses)	(112,227)	1,255	432	11,085	—	—	7,053	395	(1,416)	(93,423)
Business combination	—	70,911	—	2,749,367	—	—	—	—	—	2,820,278
Dividends	(106,212)	—	(244,600)	(71,244)	—	(96)	(7,533)	(2,460)	1,510	(430,635)
Other	1,887	(15,069)	2,430	(18,879)	—	—	8	—	(112)	(29,735)

At December 31, 2015 (Restated)	3,637,921	46,043	2,109,567	2,866,244	—	36,835	1,728,749	349,022	(498,850)	10,275,531
Equity in earnings (losses) of associates	415,177	(61,325)	313,207	(525,888)	—	(747)	37,828	10,547	(7,580)	181,219
Write-off of investment	—	—	—	—	—	—	(1,766,959)	(359,607)	506,430	(1,620,136)
Other comprehensive income (losses)	33,618	428	(20,913)	4,816	—	—	382	38	—	18,369
Dividends	(330,431)	—	(563,371)	—	—	—	—	—	—	(893,802)
Capital increase	—	139,556	—	1,846,052	—	—	—	—	—	1,985,608
Incorporation	—	—	—	(4,105,962)	4,105,962	—	—	—	—	—
Other	(49,558)	(62,926)	(11,757)	(85,262)	—	—	—	—	—	(209,503)

At December 31, 2016	3,706,727	61,776	1,826,733	—	4,105,962	36,088	—	—	—	9,737,286

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized balance sheet:

	Cosan S.A. Indústria e Comércio		Cosan Logística S.A.		Companhia de Gás de São Paulo - COMGÁS		Rumo S.A
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Current
Assets	1,886,853	951,424	7,278	181,262	3,003,846	2,780,989	324,390	123,881
Liabilities	(472,635)	(942,089)	(2,176)	(10,854)	(1,980,304)	(2,047,974)	(1,086,631)	(419,508)

Net current assets (liabilities)	1,414,218	9,335	5,102	170,408	1,023,542	733,015	(762,241)	(295,627)
Non-current
Assets	14,158,798	16,742,882	1,535,123	942,869	9,311,327	9,558,652	9,421,556	6,747,929
Liabilities	(6,607,409)	(8,071,451)	—	—	(5,141,649)	(4,427,331)	(3,254,620)	(2,867,833)

Net non-current assets	7,551,389	8,671,431	1,535,123	942,869	4,169,678	5,131,321	6,166,936	3,880,096
Equity	8,965,607	8,680,766	1,540,225	1,113,277	5,193,220	5,864,336	5,404,695	3,584,469

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Profit (loss) before taxes	754,717	280,848	26,413	(206,412)	(25,841)	104,316
Income tax (expenses) benefit	357,425	260,320	196,168	(282)	(4,189)	(4)
Profit (loss) from discontinued operation	(76,057)	38,915	—	—	—	—

Profit (loss) for the year	1,036,085	580,083	222,581	(206,694)	(30,030)	104,312
Other comprehensive income	(111,232)	(359,989)	(46,053)	1,276	3,404	—

Total comprehensive income (loss)	924,853	220,094	176,528	(205,418)	(26,626)	104,312

Comprehensive income attributable to non-controlling interests	348,764	80,328	66,179	(56,515)	(9,780)	39,106
Dividends paid	(866,834)	(272,330)	(297,080)	(1,676)	—	—

	Companhia de Gás de São Paulo -COMGÁS			Rumo S,A
	31/12/2016	31/12/2015	31/12/2014	31/12/2016	31/12/2015	31/12/2014
Net sales	5,657,246	6,597,017	6,387,104	40,759	903,930	905,449
Profit (loss) before taxes	1,312,517	866,742	734,945	(1,137,856)	(182,164)	172,678
Income tax (expenses) benefit	(411,418)	(248,354)	(203,810)	74,626	23,757	(58,151)

Profit (loss) for the year	901,099	618,388	531,135	(1,063,230)	(158,407)	114,527
Other comprehensive income	(56,012)	2,277	6,266	4,746	12,966	—

Total comprehensive income (loss)	845,087	620,665	537,401	(1,058,484)	(145,441)	114,527

Comprehensive income attributable to non-controlling interests	315,555	240,011	211,253	(758,192)	(107,248)	28,632
Dividends paid	(1,369,456)	(129,253)	(65,715)	(777)	(300,000)	—

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Summarized statements of cash flows(i):

	Cosan S.A. Indústria e Comércio			Cosan Logística S.A.
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Net cash generated (used in) by operating activities	(415,565)	(490,411)	(500,267)	(25)	9,668	12

Net cash (used in) generated by investing activities	2,032,424	748,456	853,090	(757,768)	199,897	187,500

Net cash provided by (used in) financing activities	(1,280,978)	97,000	(232,910)	583,948	(36,718)	(186,500)

Increase (decrease) in cash and cash equivalents	335,881	355,045	119,913	(173,845)	172,847	1,012

Cash and cash equivalents at the beginning of year	731,049	376,004	256,091	173,860	1,013	1
Cash and cash equivalents at the end of year	1,066,930	731,049	376,004	15	173,860	1,013

	Companhia de Gás de São Paulo – COMGÁS			Rumo S.A
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2016	December 31, 2015	December 31, 2014
Cash generated from operations	2,158,498	2,224,752	1,596,064	558,205	282,631	105,840
Income taxes paid	(70,774)	(86,693)	(111,970)	—	(2,241)	(34,789)

Net cash generated by operating activities	2,087,724	2,138,059	1,484,094	558,205	280,390	71,051

Net cash (used in) generated by investing activities	(637,013)	(521,313)	(661,546)	(761,601)	(1,806,386)	(262,876)

Net cash provided by (used in) financing activities	(1,310,018)	(622,810)	(384,798)	202,912	1,480,502	(230,292)

Increase (decrease) in cash and cash equivalents	140,693	993,936	437,750	(484)	(45,494)	(422,117)

Cash and cash equivalents at the beginning of year	1,967,643	973,707	535,957	3,523	74,826	496,943
Cash and cash equivalents at the end of year	2,108,336	1,967,643	973,707	3,039	29,332	74,826

(i)	Information presented for subsidiaries with significant non-controlling interest.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies, they are:

(i)	Raízen Combustíveis which owns a network of, approximately, 6,027 fuel service stations throughout Brazil, 67 distribution terminals and 64 airports terminals for supplying aviation fuel; and

(ii)	Raízen Energia, which produces and sell sugar, ethanol and renders electric energy cogeneration services, the latter mainly from sugar cane bagasse. Raízen Energia is responsible for the production of, approximately, 2 billion liters of ethanol per year to supply the domestic and foreign market, 4,2 million tons of sugar and 940 MW of installed capacity of electricity. Raízen Energia cultivates harvests and processes sugar cane - the main raw material used in the production of sugar and ethanol.

Cosan has joint control over Raízen Combustíveis and Raízen Energia by virtue of its 50% share in the equity of both companies and the requirement for unanimous consent by all shareholders over decisions related to the significant activities. The investments have been classified as joint ventures under IFRS 11 and therefore the equity method of accounting is used for all periods presented in these consolidated financial statements.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

At December 31, 2014 (Restated) note 5	3,218,466	5,174,108	8,392,574
Equity in earnings of joint ventures	618,399	76,766	695,165
Other comprehensive losses	(6,909)	(218,518)	(225,427)
Interest on capital	(423,824)	—	(423,824)
Dividends	(201,298)	—	(201,298)

At December 31, 2015 (Restated) note 5	3,204,834	5,032,356	8,237,190
Equity in earnings of joint ventures	737,599	832,533	1,570,132
Other comprehensive losses	22,949	35,467	58,416
Interest on capital	(58,500)	(100,000)	(158,500)
Dividends	(716,060)	(484,783)	(1,200,843)

At December 31, 2016	3,190,822	5,315,573	8,506,395

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 7 , Segments.

Pursuant to the terms of the Raízen Joint Venture - Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$500 million, which was unused at December 31, 2016

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16	Discontinued operation

On September 30, 2016, Company signed a Share Purchase Agreement with Mansilla Participações Ltda. (vehicle from TIAA - Teachers Insurance and Annuity Association of America investment fund), also a shareholder of Radar and Radar II, committing to sell part of its stake in Radar and Radar II.

The effective sale occurred on November 4, 2016 for the net amount of 1,057,665, canceling out any options, warrants or other obligations. Cosan maintained an interest in common shares of Radar, due to its expertise in the sector.

The “Radar” segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(a)	Effect of disposal on the financial position of the Group

October 31, 2016
Assets
Investment securities	158,439
Other current assets	25,848
Assets held for sale	78,015
Other financial assets	110,041
Other current assets	21,381
Investment properties	2,628,382

Assets held for sales	3,022,106
Liabilities
Income tax payables	14,957
Other current liabilities	34,547
Deferred tax liabilities	107,548

Liabilities held for sales	157,052
Non-controlling interests	1,592,244

Net assets held for sales	1,272,810

Remaining investment amount	(86,068)
Received dividends	25,394

Net assets sold	1,212,136

Consideration received, satisfied in cash	1,057,665
Cash and cash equivalents disposed of	(3,897)

Net cash inflows	1,053,768

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(b)	Net income from discontinued operations

	December 31, 2016	December 31, 2015	December 31, 2014
Gross profit	85,648	84,733	96,917
Operating (expenses) revenue	(16,458)	20,772	95,068
Income before financial results	69,190	105,505	191,985

Financial results	14,843	10,496	6,269
Profit before taxes	84,033	116,001	198,254

Income tax expenses	(14,772)	(15,134)	(17,628)
Profit from discontinued operations, net of tax	69,261	100,867	180,626

Loss on sale of discontinued operation (i)	(158,368)	—	—
Income tax on loss on sale of discontinued operation	53,845	—	—

Net profit (loss) from discontinued operations, net of tax	(35,262)	100,867	180,626

(i)	In the balance of loss on sale of discontinued operation are also included R$ 206,050 related to write-off of share purchase rights (warrants).

(c)	Cash flows generated (used in) discontinued operations

	December 31, 2016	December 31, 2015	December 31, 2014
Net cash generated by operating activities	70,087	22,844	71,181
Net cash used in investing activities	(13,934)	(27,839)	(20,517)
Net cash used in financial activities	(53,272)	—	(58,060)

Net cash generated by (used in) discontinued operating	2,881	(4,995)	(7,396)

The income statement for the period and comparative cash flow is being restated to present discontinued operations separately from continuing operations

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Assets held for sale and investment property

As shown in note 16 Discontinued operations, the “Radar” segment was sold on November 4, 2016. Following is the movement of the two main balances of the segments that formed the consolidated headings.

	Investment property	Assets held for sale	Total
At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	53,507	(2,434)	51,073
Additions	3,535	38,300	41,835
Transfers	(97,985)	106,964	8,979
Disposals	(6,000)	(17,981)	(23,981)
At December 31, 2015	2,595,035	149,938	2,744,973

Change in fair values	9,692	1,607	11,299
Transfers	23,326	(23,326)	—
Additions	329	—	329
Disposals	—	(10,297)	(10,297)
Discontinued operation	(2,628,382)	(78,015)	(2,706,397)

At December 31, 2016	—	39,907	39,907

Brado Logística e Participações S.A (Brado)

In November 2015, Brado’s management engaged in a sales plan of five units for the distribution and storage of refrigerated and dry cargoes. Accordingly, the balance of assets and liabilities related to these cash-generating units (CGUs) R$ 39,907, are presented in the balance sheet as assets held-for-sale on December 31, 2015 (R$ 38,300 on December 31, 2015). Efforts to carry out this transaction have already begun and are expected to be concluded during the fiscal year ending December 31, 2017.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

18	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,856	450,088	519,992	—	255,642	37,285	1,777,863
Additions	23,896	9,538	246,652	665	1,436,325	18,354	1,735,430
Disposals	(2,063)	(2,253)	(3,338)	(7,584)	—	(29,174)	(44,412)
Transfers	63,299	101,152	570,753	1,012,955	(1,864,570)	25,778	(90,633)
Business combinations	259,969	104,698	2,900,978	2,562,561	996,637	414,847	7,239,690

At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938

Additions	—	1,933	23,965	46,010	1,864,015	39,375	1,975,298
Disposals	(3,322)	(1,242)	(823)	(7,409)	(3,698)	(24,970)	(41,464)
Transfers	190,537	58,491	1,012,290	867,658	(1,975,108)	(154,123)	(255)
Business combinations	(3,137)	(5,952)	—	—	—	17	(9,072)
Discontinued operation	(598)	(143)	—	—	(663)	(1,028)	(2,432)

At December 31, 2016	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013

Depreciation
At December 31, 2014	(103,616)	(165,906)	(55,688)	—	—	(16,763)	(341,973)
Additions	(27,626)	(67,149)	(149,211)	(227,466)	—	(44,843)	(516,295)
Disposals	1,632	1,306	781	280	—	874	4,873
Transfers	11,554	12,824	(44,568)	17,878	—	43,656	41,344

At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)

Additions	(44,246)	(65,671)	(498,764)	(328,856)	—	(80,483)	(1,018,020)
Disposals	431	127	440	3,048	—	19,391	23,437
Transfers	(94,165)	(3,373)	4,713	(7,112)	—	92,291	(7,646)
Discontinued operation	143	97	—	—	—	475	715

At December 31, 2016	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)

At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

At December 31, 2016	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended December 31, 2016 amounted to R$ 2,354 (R$ 3,726 for the period ended December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19	Intangible assets and goodwill

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost:
At December 31, 2014	703,956	8,790,010	898,520	252,474	862,324	228,097	11,735,381
Additions	—	424,279	—	—	83,178	28,439	535,896
Disposals	—	(52,545)	(470,970)	—	(7,728)	—	(531,243)
Transfers (a)	—	(2,632)	(28,200)	—	2,696	66,129	37,993
Business combination (b)	9,335	7,504,935	—	—	—	79,713	7,593,983

At December 31, 2015	713,291	16,664,047	399,350	252,474	940,470	402,378	19,372,010

Additions	—	382,788	26,552	—	65,735	22,141	497,216
Disposals	—	(189,849)	—	—	(65,694)	(62,548)	(318,091)
Transfers (a)	—	(1,697)	9,722	—	343	17,094	25,462
Business combination	1,968	57,217	—	—	5,970	—	65,155
Discontinued operation	—	—	—	—	—	(2,396)	(2,396)

At December 31, 2016	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356

Amortization
At December 31, 2014	—	(636,731)	(142,833)	(136,962)	(425,282)	(107,200)	(1,449,008)
Additions	—	(417,170)	(45,571)	(22,827)	(155,346)	(49,124)	(690,038)
Disposals	—	42,095	—	—	5,217	—	47,312
Transfers (a)	—	—	29,400	—	—	13	29,413

At December 31, 2015	—	(1,011,806)	(159,004)	(159,789)	(575,411)	(156,311)	(2,062,321)

Additions	—	(483,580)	(11,743)	(22,827)	(151,893)	(60,340)	(730,383)
Disposals	—	175,435	—	—	58,609	62,525	296,569
Transfers (a)	—	(29)	(30,129)	—	—	(4,238)	(34,396)
Discontinued operation	—	—	—	—	—	614	614

At December 31, 2016	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)

At December 31, 2015	713,291	15,652,241	240,346	92,685	365,059	246,067	17,309,689

At December 31, 2016	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Refer to intangible transfers due to the capitalization of these assets.

(b)	On December 1, 2015, Cosan, through its subsidiary, Cosan Lubrificantes e Especialidades (“Moove”), acquired 100% of the common shares of Ilha terminal for R$ 66,672, generating a preliminary addition the “goodwill” of the segment lubricants R$ 11,303. The transferred, net of cash received, totaled R$ 66,659.

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended December 31, 2016, amounted to R$ 14,625 (R$20,098 for the period ended December 31, 2015). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 11.48% p.a. for the period ended December 31, 2016 (11.47% p.a. for the period ended December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization - %	December 31, 2016	December 31, 2015
Gas distribution concession - COMGÁS(i)	Concession term	8,240,521	8,237,379
Concession rights - Rumo(ii)	Concession term	7,352,005	7,414,862

		15,592,526	15,652,241
Operating license for port terminal(iii)	4.00	234,748	238,711
Trademarks
Mobil	10.00	45,654	68,481
Comma	—	24,204	24,204

		69,858	92,685
Relationship with customers:
Comgás	3.00	233,971	313,694
Lubricants	6.00	44,158	51,365

		278,129	365,059
Other
Software license	20.00	146,210	126,469
Other		72,709	121,233
		218,919	247,702

Total		16,394,180	16,596,398

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company tests the recoverable amounts of goodwill (intangible assets with defined useful life) arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For a better presentation, we segregate the analysis by CGU as follows:

•	Cosan Logística

During the year ended December 31, 2016, identified external indicators of impairment, such as increasing the basic interest rate, combined with the generation of results and EBITDA below that projected, leading to an impairment test, despite the fact that the Company did not suffer Change in the use of assets, have not presented obsolescence or physical damage to their assets, or have shown a decline in asset performance. The Company’s cash-generating units coincide with its segments (i) North Operations, (ii) South Operations, and (iii) Container Operations.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The recoverable amount was determined using the discounted cash flow determined by management based on estimates that take into account the assumptions related to each business, using available market information, budget assumptions and past performance. Company understands it is reasonable the utilization of periods longer than 5 years in the preparation of the discounted cash flows in order to reflect the estimated utilization of the assets during the concession period. In that context, discounted cash flows were prepared considering the extension of the concessions periods, contractually foreseen. The Management has already begun negotiations with the granting authority for the extension of the concession contracts, and considered it highly probable that these concessions will be renewed upon the promulgation of Provisional Measure 752. If this premise is modified in the future due to a higher risk Non-renewal, the carrying amount of CGU Sul Operations may exceed its recoverable value in the coming years.

The main assumptions used were (i) expectations of the Brazilian market of production of sugar, soybean meal and corn, destined mainly to the export volume, (ii) expectations related to rail freight rates, (iii) the ability to availability transport and port, and (iv) macro-economic conditions.

All these future cash flows were discounted at rates between 11-15% (weighted average cost of capital), that reflect specific risks related to the relevant assets in its cash-generating unit. An increase of 3.8 percentage points in the discount rate should change for the estimated recoverable amount to be equal to the carrying amount. The dollar has no significant impact on the projections and therefore the fluctuation of the exchange would have no significant effect on the estimated segments.

The result of the impairment tests is presented below:

	Book value (a)	Recoverable value
North Operation	15,300,645	26,159,997
South Operation	2,404,578	2,795,083
Container Operations	413,185	n/a (b	)

(a)	Includes property, plant and equipment and intangible assets.

(b)	The Container Operation did not present impairment indicators.

On December 31, 2016 no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological, and economic conditions in force at the time that such recovery is tested and, therefore, it is not possible to determine whether new reduction losses Recovery will occur in the future and, if they occur, whether these would be material.

•	Cosan Energia

The Company tests annually the recoverable amounts of goodwill (intangible assets with indefinite useful lives) arising from business combination transactions. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The combined carrying amounts of goodwill allocated to cash generating units are as follows:

	Consolidated
	December 31, 2016	December 31, 2015
Cash-generating unit – Lubricants	614,765	612,797
Cash-generating unit Cosan - other business	43	43

Total goodwill	614,808	612,840

Recoverable amount is determined by reference to the value in use, using the discounted cash flows model based on managements estimated budget information which takes into consideration assumptions related to each business, using market available information as well as previous performance. Discounted cash flows are estimated for a period of 5 to 10 years and perpetuity. Management considers appropriate to estimate cash flows for a period longer than 5 years as this reflects the estimated period for use of the asset groups and businesses involved.

The main assumptions used mainly consider the expected growth in operations based on Gross Domestic Product (GDP) segmented, as well as taking into account the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectations of commodity sales price, using discount rates that reflect specific risks related to the business.

Future cash flows are discounted using discount rates 13% (weighted average cost of capital) and a terminal value growth rate of 4.5% from 2026 that reflect specific risks relating to the significant assets in each cash-generating unit.

An increase of 5.5 percentage points in the discount rate should change for the estimated recoverable amount to be equal to the carrying amount. The dollar has impact on the projections and therefore the fluctuation of the exchange would have effect on the estimated.

The impairment test performed as of December 31, 2016 did not result in the need to recognize impairment losses on the carrying value of intangible assets or goodwill. The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by current market, technological and economic conditions. These tests are not indicative of future impairment losses and/or whether they would be material.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

20	Loans, borrowings and debentures

	Interest
Description	Index(i)	Annual interest(ii)	December 31, 2016	December 31, 2015	Maturity
Loan and borrowings
BNDES	URTJLP	9.34%	2,663,073	2,851,793	Jun-29
	Fixed	4.93%	1,233,476	1,016,225	Feb-25
	TJ462	10.43%	651,371	809,660	Oct-20
	Selic	15.72%	313,395	298,258	Jun-23
	TJLP	9.92%	137,130	176,900	Jun-23
	Selic	13.65%	5,277	5,595	Sep-20
	Fixed	3.52%	3,930	4,684	Jan-24
	IPCA	14.60%	3,453	4,152	Nov-21
	URTJLP	11.40%	17	217	Jan-17
EIB	US$ + Libor	2.43%	612,961	869,014	Sep-21
Foreign loans	GBP + Libor	3.74%	218,232	312,940	Dec-19
FRN	US$	2.63%	—	216,134	Jan-17
NCE	112% of CDI	15.39%	120,069	406,805	Dec-18
	109% of CDI	15.50%	—	304,644	Oct-18
	129,62% CDI	18.01%	552,576	—	Jun-23
	129,62% CDI	17.61%	294,516	—	Dec-18
	129,62% CDI	17.57%	80,486	—	Nov-17
	US$	3.79%	—	126,669	Jul-16
Perpetual Notes	US$	8.25%	1,650,089	1,976,673	—
Resolution 4131	US$	4.79%	133,957	477,705	Oct-20
	US$ + Libor	2.40%	407,306	471,045	Mar-18
	US$ + Libor	2.00%	32,798	406,348	Apr-17
Senior Notes Due 2018	Fixed	9.50%	168,163	875,376	Mar-18
Senior Notes Due 2023	US$	5.00%	322,062	2,009,296	Mar-23
Senior Notes Due 2027	US$	7.00%	2,304,384	—	Jan-27
FINEP	Fixed	5.00%	109,233	137,133	Nov-20
Trade banks	CDI + 3,50% p.a.	18.13%	—	205,781	Sep-16
	CDI + 4,91% p.a.	19.21%	163,815	195,632	Jun-19
	Fixed US$	6.33%	86,140	3,898	Dec-21
Working capital	CDI + 2,80% p.a.	17.33%	390,024	388,203	Dec-18
	CDI + 2,95% p.a.	17.50%	287,168	—	Dec-18
	US$ + Libor	4.45%	—	100,121	Sep-21
	CDI + 0,28% p.m.	17.93%	9,988	25,004	Dec-17
	121,10% do CDI	17.37%	—	10,144	Nov-16
Secured account	118% do CDI	17,39%	22,605	17,764	Mar-17
Prepayment	US$+Libor Tri	3.91%	55,641	—	Apr-17
FINIMP	US$+Libor Tri	3.37%	40,798	—	Jun-17

			13,074,133	14,703,813

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description	Index(i)	Annual interest(ii)	December 31, 2016	December 31, 2015	Maturity

Debentures
Convertible debentures	URTJLP	9.01%	—	2,592	Jun-16
Non-convertible debentures	CDI + 2,05% p.a.	16.47%	154,235	1,431,607	Mar-18
	CDI + 1,30% p.a.	15.11%	300,183	775,228	Oct-17
	CDI + 3,50% p.a.	17.61%	2,347,271	—	Jun-23
	IPCA	5.26%	528,340	594,157	Dec-25
	108 % of CDI	14.80%	350,852	526,285	Jul-18
	IPCA	6.57%	1,291,413	484,246	Sep-20
	Fixed	13.13%	163,862	161,175	Oct-20
	CDI	14.65%	128,208	119,785	Sep-19
	% of net revenue	—	—	30,315	Dec-99

			5,264,364	4,125,390
Total			18,338,497	18,829,203

Current			2,404,009	2,775,510

Non-current			15,934,488	16,053,693

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.
(ii)	As at December 31, 2016.

Some financing agreements with the BNDES, destined to investments, are also guaranteed, according to each contract, by bank guarantee, with an average cost of 2.7% p.a. or by real guarantees (assets) and escrow account. On December 31, 2016, the balance of bank guarantees contracted was R$ 3,197,176 (R$ 3,006,201 as of December 31, 2015).

The company used for calculating the average rates, on an annual basis, the annual average CDI of 14.06% and TJLP of 7.5%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2016	December 31, 2015
13 to 24 months	2,910,978	3,019,933
25 to 36 months	2,438,100	5,018,106
37 to 48 months	2,282,419	1,358,827
49 to 60 months	1,372,229	1,391,162
61 to 72 months	1,097,584	528,441
73 to 84 months	1,629,307	289,532
85 to 96 months	199,967	2,125,934
Thereafter	4,003,904	2,321,758

	15,934,488	16,053,693

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

BNDES

Refers to the financing of expansion of the gas distribution, logistic segment and are allocated to investments in property, plant and equipment and intangible assets. For these loans, the guarantees offered are:

•	Project V - direct operation with BNDES: bank guarantee from Banco Itaú BBA for 100% of the financing.

•	Project VI - direct operation with the BNDES: bank guarantee of the banks Bradesco (67.83%), Itaú (14.56%) and Safra (17.61%).

•	Project VII - direct operation with BNDES: bank guarantee of Santander banks (39.69%), Sumitomo (33.33%) and Safra (26.98%).

EIB – European Investment Bank

Refers to loans denominated in U.S. Dollars, bearing interest at LIBOR, maturing in 2021 and secured by bank guarantees. The funds were used to expand and support the natural gas distribution network. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks for 89% of CDI.

FINEP

In November 2012, Cosan Biomassa S.A. obtained a bank loan of R$ 89,694, maturing in January 2021. These loans are secured by bank guarantees. These loans will be used for the development, production and marketing plan of new industrial technologies for the processing of biomass derived from sugar cane or other sources.

Foreign currency loans

On December 22, 2014, Cosan Lubes Investment renegotiated its loan maturing in December 2019; including the grace period for the principal amount of two and a half years. The original loan was disbursed on June 29, 2012, for a principal amount of £ 54,000 and was obtained in order to acquire control of Comma Oil and Chemicals Limited in July 2012.

FRN - Floating-Rate Note

Loan with variable interest rate related to a reference point, such as the rate of US Treasury Bonds, LIBOR, Fed Funds or the basic interest rate. They are issued primarily by financial institutions and governments and usually have from two to five years to maturity.

Export credit note - NCE

The credit notes were settled through export, upon proof of transportation of the export product effected. As a contracting in the amount of US$ 126,669, which included exchange variation of the US dollar and annual fixed interest of 3.40%, with final maturity in July 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Perpetual Notes

On November 5, 2010 and July 13, 2011 Cosan Overseas Limited issued US$ 500,000 of perpetual notes in the international capital market under “Regulation S”, bearing annual interest of 8.25%, payable quarterly. Cross-currency interest rate swaps have been entered into to mitigate the Company’s exposure to interest rate and foreign exchange risks.

Resolution 4,131

Refers to funds raised abroad with several financial institutions, maturing by 2020, aiming to finance the Company’s cash flow and controlled. To mitigate the risk of exchange and interest rate derivative instruments were contracted whose interest rate was changed to 77.2% and 84,3% of the CDI.

Company’s agreements have financial covenants, with amounts of net debt by EBITDA, as well as short-term debt ratio for total debt.

Senior Notes Due in 2018

On March 19, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of R$ 850,000, bearing annual interest of 9.5%, payable semiannually in September and March of each year.

Senior Notes Due in 2023

On March 14, 2013, the Company issued Senior Notes in the international capital market under “Regulation S” and “Rule 144A” in the amount of US$ 500,000, bearing annual interest of 5%, payable semiannually in September and March of each year.

Senior Notes Due in 2027

On June 20, 2016, it issued Senior Notes in the international market under “Regulation S” and “Rule 144A” in the amount of US$ 500 million, which bears interest at 7% p.a. The funds were used for partial repayment of Senior Note due 2018 and Senior Note due 2023

On July 18, 2016, the Cosan Luxembourg S.A. (“Cosan Lux”) issued an additional U.S.$150,000 principal amount of its 7% Senior Notes due 2027. The Bonds are additional securities issued pursuant to the provisions of the indenture, dated as of June 20, 2016, among the Issuer, Cosan S.A. and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”),

FINIMP

On July 1, 2016, the indirect subsidiary “Cosan Lubricants” contracted a loan “FINIMP” with Citibank in the amount of US $ 12,345 at an interest rate of Libor 3M + 2.52% pa, maturing on 30 June 2017. The funds were used to pay for raw materials imported.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Debentures

On December 21, 2015, the subsidiary COMGÁS conducted the 4th issue of simple debentures, amounting to R$ 591,894, not convertible into shares, in three series, unsecured, without any additional warranty. The offering was registered in the Securities and Exchange Commission (“CVM”) pursuant to CVM Instruction 471 of August 8, 2008. The Company is required to maintain net debt ratios by EBITDA, as well as debt index short-term debt by the total.

On June 31, 2016, the indirect subsidiary ALL Malha Norte made the ninth issue of simple, non-convertible, unsecured debentures in a single series, in the amount of R$ 2,433,269, maturing in June 2023. The debentures have guaranteed fiduciary guarantees provided by Rumo SA. The funds raised were used in the process of reprofiling part of the debts of the Rumo and its subsidiaries, due in 2016, 2017 and 2018.

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	5,201,072
Payment	(5,097,051)
Monetary and exchange variations	3,566,701
Business combination	6,639,223
Other	16,618

At December 31, 2015	18,829,203
Acquisition	7,527,792
Payment	(8,652,290)
Monetary, exchange variations and fair value	609,221
Other	24,571

At December 31, 2016	18,338,497

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2016	December 31, 2015
Brazilian Real	12,474,129	11,863,258
US Dollar (i)	5,646,136	6,653,005
Pound Sterling	218,232	312,940

	18,338,497	18,829,203

(i)	On December 31, 2016, all dated debts denominated in US Dollars have currency risk protection through derivatives (Note 35).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial Covenants

➢	“Cosan S.A” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

Below are the financial covenants of debts and debentures open:

Debt	Financial covenant
BNDES	Not applicable
EIB loans
FINEP
Foreign loans
Perpetual Notes
FINIMP

Resolution 4131	Net debt / EBITDA not exceeding 3.75x Short-term loans and total loans can not be greater than or equal to 0.55x

Senior Notes 2023	Net debt / EBITDA not higher than or equal to 3.5
Senior Notes 2018
Senior Notes 2027

Debentures 3º issue	Onerous net debt / EBITDA not higher than or equal to 4x Short-term Loan and total loan may not be greater than or equal to 0.6x
Debentures 4º issue
Debentures 5º issue

➢	“Cosan Logística” and its subsidiaries

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net comprehensive debt (Bank loans, bonds, leases, certificates of real estate receivables net of cash and cash equivalents, marketable securities and derivative instruments)/ EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, on which is applicable only to BNDES. A quarterly measurement is required on the reporting date, using the consolidated financial statements.

The agreed ratio is up to 4.5x comprehensive net debt / EBITDA, and the minimum coverage ratio of 1.1 x EBITDA / financial result, limit that was being serviced by the Company on December 31, 2016. The limit reduces annually until reaching 3.0x by 2021

As of December 31, 2016, the subsidiary Cosan Logística did not have loans with the BNDES, subject to covenants. These covenants have been replaced by bank guarantees.

As at December 31, 2016, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	December 31, 2016				December 31, 2015
	Less than one year	Between one and five years	More than five years	Total	Total
Future minimum lease payments	604,494	891,699	341,248	1,837,441	2,196,200
Rolling stock	573,809	802,308	240,602	1,616,719	1,953,414
Terminal	23,467	83,837	100,646	207,950	232,148
Other	7,218	5,554	—	12,772	10,638
Interests	(131,862)	(233,124)	(74,912)	(439,898)	(454,499)
Rolling stock	(115,582)	(190,524)	(52,052)	(358,158)	(357,416)
Terminal	(15,083)	(41,668)	(22,860)	(79,611)	(96,069)
Other	(1,197)	(932)	—	(2,129)	(1,014)

Present value of minimum lease payments	472,632	658,575	266,336	1,397,543	1,741,701

Current				472,632	539,615

Non-current				924,911	1,202,086

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of December 31, 2016, the future minimum lease payments under non-cancellable leases are as follows:

	December 31, 2016				December 31, 2015
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Assets	11,545	31,050	10,576	53,171	60,680

The rentals are recognized as expenses (Note 33) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

22	Concessions payable

	Concessions payable		Judicial deposits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Payables
Malha Sul	73,707	65,906	—	—
Malha Paulista	52,979	24,944	—	—

	126,686	90,850	—	—
Court Discussion
Malha Paulista	1,345,722	1,175,697	118,820	116,510
Malha Oeste	1,135,398	957,697	19,464	18,060

	2,481,120	2,133,394	138,284	134,570

Total	2,607,806	2,224,244	138,284	134,570

Current	27,662	20,205

Non-current	2,580,144	2,204,039

Court Discussion

The Company is challenging in court the economic and financial unbalance of certain leases and concession contracts.

In April 2004, ALL Malha Paulista filed an interlocutory injunction and subsequently Declaratory Action before the 21th Federal Court of Rio de Janeiro questioning the economic and financial unbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other expenses involved, which are the responsibility of Rede Ferroviária Federal S.A., as provided in the bidding documents.

ALL Malha Paulista required an injunction to suspend payment of installments due and falling of the concession and lease agreements and to offset the credit balance resulting from labor amounts paid by ALL with the amount charged by the Union. In April 2005, the injunction was granted, suspending the enforceability of installments for 90 days by determining the completion of expertise. In July 2005, the suspension was extended for another 90 days. In September 2005, the injunction was overturned by the Federal Court of Rio de Janeiro. In January 2006, the suspension of payment of installments was granted, by means of judicial deposit. The amount related to the lease installments was deposited in court until October 2007, when the Company obtained a court order to replace the judicial deposits with a bank guarantee. In October 2015, a decision was handed down that partially upheld the action recognizing the occurrence of economic and financial balance of the agreements, allowing the Company to perform the part of compensation of the amounts claimed in the match against presented debt. Nevertheless, the Company believes that all amounts discussed shall be offset against payables based in clauses 7 and 10 of the bidding documents.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still depend on offsetting with the Company’s reimbursement rights.

ALL Malha Oeste also claiming the reestablishment of the economic-financial balance, lost by the cancellation of transportation contracts at the time of privatization, change in the regulatory environment and conditions set forth in the Privatization Tender - additionally, the growth forecasts that defined the value of the business did not materialize. The lawsuit is filed with the 16th Federal Court of Rio de Janeiro. To proceed with the legal discussion, the Company offered government securities (Treasury Bills - LFT) as an execution guarantee. In March 2008, the Company was authorized to replace the guarantee by a bank guarantee and in May 2008, the Company redeemed the treasury bills. In December 2014, a decision was handed down that upheld the action recognizing the occurrence of economic and financial balance of the contracts, leaving now the expertise of definition to determine the amount of balance and related aspects. In December 2015, the replacement of guarantee letters presented by ALL with an insurance policy.

Management, supported by the opinion of its legal counsel, assesses the chances of success as probable, but the financial liability remains recognized as it is a contractual obligation not yet discharged and still pends offsetting with the Company’s reimbursement rights.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Commitments

(a)	Commitments for the acquisition of assets and regulatory targets

With the postponement of the Five-Year Tariff Review 2014 as a result of the publications of Resolutions ARSESP 493 and 494, both of May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule “, and the” provisional adjustment of marketing margins of São Paulo Gas Company - COMGÁS “, there is no set regulatory commitment in December 31, 2016 and 2015.

(b)	Gas transportation

COMGÁS has take-or-pay purchase contracts, effective through December 2019, with gas suppliers which establish minimum daily purchases of gas volumes. Were the Company to consume a volume of gas below its contractual obligation, the Company would be required to pay for the shortfall between consumption and the required minimum contractual volumes; however, it could recover this credit (through consumption) over the remaining contract period. Amounts paid but not consumed by COMGÁS were recognized as “Other non-current assets” in the statement of financial position (2016 R$ 244,006; 2015 R$ 204,725).

(c)	Regulatory assets (liabilities)

On December 31, 2016, the subsidiary COMGÁS has a current regulatory balance payable in the amount of R$ 414,011 (R$ 116,947 on December 31, 2015 as receivable) related to differences between the actual cost of the gas incurred, paid by the COMGÁS, and the cost of gas included in the tariff and charged to customers according to the tariff structure defined by ARSESP. During the year, the net current account flow was R$ 530,958 and the update by the Selic rate was R$ 30,763.

	December 31, 2016	December 31, 2015
Cost of gas to be recovered/(transferred)	(394,552)	114,076
Credits of taxes to be recovered/(transferred)	(24,061)	(3,910)
Adjustment to present value of taxes	1,592	192
Other	3,010	6,589

	(414,011)	116,947

Opening balance	116,947	242,654
Closing balance	(414,011)	116,947

Expense not recognized in the statement of income before income tax and social contribution	(530,958)	(125,707)

Regulatory assets (liabilities)	(476,822)	(145,545)
Adjustment	(30,763)	26,111
Extemporaneous credit	(7,277)	—
Other	(16,096)	(6,273)

	(530,958)	(125,707)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The tariffs for the supply of gas to the different customer segments are authorized by the concession authority. In accordance with the terms of the Concession Agreement, the differences between the cost component of gas included in the tariffs charged to the customers and the actual cost of gas incurred are determined on a monthly basis and charged or credited to a regulation account (regulatory account).

Periodically, charges or credits in the tariffs are determined by the regulator with the objective of amortizing the amounts accumulated in this account.

The balance of this account is considered as an asset or as a liability, pursuant to the regulator’s set of accounts and for income tax purposes. However, this account is not recognized under IFRS, because the respective balance is not considered as an asset or as a liability, as its realization or liquidation depends on further purchases by the Company’s consumers. Therefore, the balances presented above are not recorded in these consolidated financial statements.

24	Trade payables

	December 31, 2016	December 31, 2015
Natural gas suppliers	1,377,528	1,489,552
Materials and service suppliers	789,675	627,067
Fuels suppliers	706	3,535
Judicial deposits (i)	(294,976)	(294,976)
Other	160,177	139,834

	2,033,110	1,965,012

Current	2,032,542	1,963,981

Non-current	568	1,031

(i)	On December 31, 2016, the balance of judicial discussion is due to the fact of Petrobras was charging different prices comparing to the market in gas supply is R$ 1,045,311, being the amount secured by judicial deposit R$ 294,976 and the guaranteed value through surety is of R$ 750,335.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Other taxes payable

	December 31, 2016	December 31, 2015 (Restated)
Tax amnesty and refinancing program - Refis (i)	215,565	209,527
COFINS - Revenue tax	54,208	23,080
PIS - Revenue tax	11,337	4,670
INSS - Social security	7,033	7,483
Other	42,102	39,901
ICMS – State VAT	84,700	73,692

	414,945	358,353

Current	261,169	153,540

Non-Current	153,776	204,813

(I)	On December 31, 2016, the Company recognized the amount of R$ 12,962 ( R$ 153,486 on December 31, 2015) related to installments of tax debts (REFIS) related to the IAA (Instituto do açúcar e álcool), INSS and other taxes, according to the note 5

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2016	December 31, 2015 (Restated)
13 a 24 months	20,728	8,950
25 a 36 months	17,344	8,728
37 a 48 months	11,714	7,971
49 a 60 months	11,393	4,156
61 a 72 months	11,220	3,604
73 a 84 months	11,220	3,604
85 a 96 months	10,767	3,604
Thereafter	59,390	164,196

	153,776	204,813

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

26	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Profit before taxes	555,987	668,484	468,463
Income tax and social contribution at nominal rate (34%)	(189,036)	(227,285)	(159,277)
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	532,335	239,069	197,213
Credit claims for damages	18,447	114,844	—
Differences in tax rates on earnings / losses of overseas companies	(145,109)	24,699	2,465
Differences in tax rates on entities under Brazilian presumed profits tax regime	(493)	128	5
Tax profit of the activity (operating income)	10,092	20,219	—
Stock options expenses	(3,950)	(4,305)	(4,400)
Interest on capital (net received)	(45,573)	(10,375)	(13,380)
Non-deductible expenses (donations, gifts, etc.)	(32,683)	(30,878)	(19,232)
Tax losses not recorded (i)	(185,008)	(95,752)	(8,195)
REFIS discounts granted	—	—	9,972
Judicial demand related to income tax	—	—	13,839
Write off of tax loss carry-forwards - Partial spin-off	—	—	(35,469)
Non taxable foreign exchange gains of foreign subsidiaries	—	—	2,956
Other	(20,724)	46	(10,093)

Income tax and social contribution benefit (expense) - current and deferred	(61,702)	30,410	(23,596)

Effective rate - %	11.10	(4.55)	5.04

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that would justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes those credits do not expire.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

					December 31, 2015 (Restated)
	December 31, 2016
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	7,601,463	1,900,366	—	1,900,366	1,597,697
Social contribution tax loss carry forwards	7,827,558	—	704,480	704,480	580,269
Temporary differences
Foreign currency losses	1,737,006	434,251	156,331	590,582	937,281
Provision for judicial demands	1,180,627	295,157	106,256	401,413	354,730
Impairment	854,324	213,581	76,889	290,470	350,325
Business combination - Property, plant and equipment	444,294	111,074	39,986	151,060	246,757
Tax deductible goodwill	(316,235)	(79,059)	(28,461)	(107,520)	129,207
Gains or losses on actuarial liabilities	407,808	101,952	36,703	138,655	103,820
Allowance for doubtful accounts	460,931	115,233	41,484	156,717	95,015
Regulatory asset	208,939	52,235	18,804	71,039	76,764
Profit sharing	85,068	21,267	7,656	28,923	32,327
Concession contract	(31,225)	(7,806)	(2,810)	(10,616)	(12,552)
Assets held for sale	—	—	—	—	(1,255)
Business combination - Other fair value adjustments	(124,589)	(31,147)	(11,213)	(42,360)	(66,404)
Property, plant and equipment	(164,296)	(41,074)	(14,787)	(55,861)	(147,749)
Unrealized gains on derivatives instruments	(2,918)	(729)	(263)	(992)	(469,899)
Unrealized gains on investment properties	—	—	—	—	(62,069)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,037)
(-) Valuation allowance	(5,156,088)	(1,289,022)	(464,048)	(1,753,070)	(1,526,639)
Business combination - Intangible assets	(11,009,462)	(2,752,366)	(990,852)	(3,743,218)	(3,839,323)
Other	1,042,367	260,592	93,814	354,406	322,279

Total net liability		(1,530,081)	(530,482)	(2,060,563)	(2,434,456)
Deferred income tax - Assets				1,490,002	1,698,611
Deferred income tax - Liabilities				(3,550,565)	(4,133,067)

Total net deferred taxes				(2,060,563)	(2,434,456)

c)	Changes in deferred income taxes, net:

At December 31, 2014 - (Restated)	(1,481,756)
Recorded through income	198,075
Recorded through income - Discontinued operation	(6,321)
Recorded through other comprehensive income	5,262
Business combinations	(1,148,848)
Other	(868)
At December 31, 2015 - (Restated)	(2,434,456)
Recorded through income	166,932
Recorded through other comprehensive income	28,988
Discontinued operation	158,164
Business combinations	(32,371)
Other (i)	52,180

At December 31, 2016	(2,060,563)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	Exchange variation effect due to conversion of invested balance abroad.

d)	Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and the movements of temporary differences. When it is not probable that part or all of the taxes will be realized, the tax asset is reversed. There is no dead line for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable profits.

27	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Tax	479,532	441,674	376,454	377,435
Civil, regulatory and environmental	344,048	284,344	173,884	181,180
Labor	444,984	467,913	164,346	121,609

	1,268,564	1,193,931	714,684	680,224

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	25,833	29,176	52,684	107,693
Write-off / Reversals	(31,211)	(18,209)	(60,390)	(109,810)
Business combination	72,449	105,496	280,630	458,575
Indexation and interest charges	31,565	28,613	19,516	79,694

At December 31, 2015	441,674	284,344	467,913	1,193,931

Accruals	11,256	38,746	126,076	176,078
Write-off / Reversals	(8,277)	(35,111)	(188,837)	(232,225)
Indexation and interest charges	34,879	56,069	39,832	130,780

December 31, 2016	479,532	344,048	444,984	1,268,564

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	At December 31, 2016	At December 31, 2015
Compensation with FINSOCIAL (i)	269,275	255,022
State VAT - ICMS credits (ii)	84,778	79,417
INSS - Social security (iii)	63,103	57,916
PIS and COFINS	2,449	2,781
IPI - Excise tax credit - NT	1,155	1,105
Federal income taxes	329	329
Other	58,443	45,104

	479,532	441,674

(i)	During the period from October 2003 to November 2006, the Company, through its subsidiary CLE, offset the FINSOCIAL tax against several other federal taxes, based on a final court decision in September 2003 following a decision that challenged the constitutionality of the FINSOCIAL. No judicial deposits were made.
(ii)	A considerable portion of the amount accrued as ICMS was paid in cash under the provisions of Decree Nº 58,811 issued on December 27, 2012, which established the State of São Paulo Special Installment Program of ICMS (a.k.a. PEP-ICMS). The amounts that have been provisioned refer to tax assessments by the tax authorities related to several types of ICMS credits. Amongst them: (a) assessment notice related to ICMS payments for the purchase of raw materials which are considered for “use and consumption”, therefore, not eligible for compensation; (b) assessment, as sole obligor, for withholding of ICMS on tolling agreement from an agricultural partnership with Central Paulista Ltda. Açúcar e Álcool.
(iii)	Mainly related to social security contributions, which are being challenged on the grounds of constitutionality. Judicial deposits have been made for the corresponding amounts.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	At December 31, 2016	At December 31, 2015
ICMS - State VAT (i)	2,136,241	1,904,253
Federal income taxes (iii)	2,188,011	886,178
Foreign financial operation (ii)	986,179	911,942
PIS and COFINS - Revenue taxes (iv)	850,063	879,669
IRRF - Withholding tax (v)	861,531	792,104
INSS - Social security and other (vi)	615,403	577,686
IPI - Excise tax credit - NT (vii)	512,209	484,606
Goodwill ALL (viii)	483,723	446,535
Penalties related to tax positions (ix)	397,441	258,391
Compensation with IPI - IN 67/98 (x)	128,456	123,522
MP 470 - Tax installments (xi)	120,132	113,814
Intermodal	81,247	76,914
Stock option	62,216	57,554
Financial transactions tax on loan	54,896	49,844
Social security contributions	43,764	40,855
Compensation credit award	38,505	—
Other	992,682	952,651

	10,552,699	8,556,518

(i)	In summary, these demands relate basically:

•	tax assessments filed against the Company for unpaid ICMS and non-compliance with accessory obligations, in connection with the agricultural and industrial tolling services partnership in specified periods between May and December of 2006 and 2007. In these cases the company is jointly and severally liable;

•	ICMS levied on the remittances for the export of crystallized sugar, which the Company understands are tax exempt. However, the tax authorities classify crystallized sugar as a semi-finished product, which is therefore subject to ICMS;

•	ICMS withholding rate differences on the sale of ethanol to companies located in other states, which subsequently had their tax registrations revoked;

•	disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro industrial business. The State Tax Administration understands that because the diesel fuel sold is for agricultural use, which is not Company’s core business.

•	ICMS payments on inventory differences arising from erroneous calculations by the State Tax Administration;

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The State Tax Administration assessed the rail concessions for non-taxation of VAT (ICMS) on invoices for the provision of rail freight services for export. All assessments were contested, since there is a favorable position for taxpayers in the higher courts, based on the Federal Constitution and Complementary Law 87/1996; and

•	assessment from State Tax Administration of São Paulo on the grounds that the Company was not authorized to operate as a general warehouse in that state. The Company appealed at the administrative level. The Company is duly registered with the commercial registry with the corporate purpose of general warehouse, as well as being registered in the Federal Revenue Service and state tax authorities. At the time of the release of the state registration, the tax authorities allowed the Company’s activities, including issuance of invoices.

(ii)	Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and social contribution calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and social contribution calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain (c) no inclusion, in the income tax and social contribution calculation basis, of gains earned in swap operations, and non-taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the social contribution calculation basis, using PIS and COFINS credits, (e) improper exclusion from taxable income and social contribution calculation using deferred taxes.

(iii)	In December 2011, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2006 to 2009. Such claim is based on the following: (a) tax benefits that arose from the deduction of goodwill amortization, (b) the offsetting of tax carry forwards and (c) taxes on revaluation differences of the property, plant and equipment. The Company filed its defense in January 2012 and has classified any potential loss as possible, consistent with the opinion of its legal advisors. The Company quantified such possible loss.

In June 2013, the Company received an assessment notice claiming unpaid income and social contribution taxes for the period from 2009 to 2011, corresponding to the deduction of goodwill amortization. The Company challenged this assessment and has classified any potential loss as possible, consistent with the position of its legal advisors. The Company has quantified the possible loss and a remote loss in relation to the payment of fines.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The main values added in the year is related to (i) administrative proceeding arising from tax assessment notices issued for the collection of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), for the base years of 2011 , 2012 and 2013, cumulated with interest of late and qualified and isolated fines, (ii) tax assessment notice on amortization of goodwill expense, the possible amount of which is R$ 618,992. The indictment is questioned at administrative level, (iii) The Company has a tax assessment notice related to the deduction of goodwill amortization deductions from 2011 to 2012, a possible amount of R$ 93,164, (iv) The Company has a tax assessment notice relating to exchange variation and interest incurred as the tax authorities understand that the corporate transactions carried out were intended to postpone the settlement of debt contracted abroad through the issuance of Perpetual Bonds, in order to reduce Positive result of exchange variation, the possible amount of which is R$ 76,369. The three notices of infraction are being questioned at the administrative level, (v) The subsidiary Cosan Lubrificantes has an assessment notice drawn up for the collection of IRPJ and CSLL for the 2011 and 2012 calculation period, for the exclusion of Net Income for the period, referring to the amortization of goodwill on the acquisition of investments valued by shareholders’ equity, the amount of which Possible is R$ 178,363. This goodwill is the responsibility of the subsidiary Cosan Lubrificantes and was contributed to Raízen Combustíveis, and the assessment was a reflection of the assessment related to the period from 2009 to 2011.

(iv)	Refers mainly to the reversal of PIS and COFINS credits, provided by Laws 10.637/2002 and 10.833/2003, respectively. Those reversals arise from a differing interpretation of the laws by the tax authorities in relation to raw materials. These discussions are still at the administrative level. There are also questions regarding the constitutionality of broadening the base of the PIS / COFINS conveyed by Law 9.718/98. The Supreme Court has already ruled on this issue, judging the broadening of the case unconstitutional.

Tax authorities assessed the ALL Malha Paulista for non-taxation of PIS and COFINS on revenues from mutual traffic and rite of passage billed against ALL Malha Norte. The chance of loss is considered possible as tax already has been collected by the concessionaire responsible for transporting from origin.

(v)	In June 2013, the Company received an assessment notice issued for the payment of income tax withheld at source (“IRRF”). The withholding tax relates to an alleged capital gain arising from the acquisition of assets of companies located abroad. The Company presented its defense in July 2013 and, together with its legal advisors, rated the probability of loss as possible.

ALL Malha Paulista had part of its IRPJ credit balance glossed based on the argument that the Company would not be entitled to IRRF compensation on swap transactions.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(vi)	The legal proceeding related to INSS payment with possible unfavorable outcome involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of SENAR (Rural apprenticeship scheme) social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity; (c) assessment of social security contribution on internal market resale of merchandises or to third parties, which are not included in the calculation of the social security contributions tax basis - these should only apply to gross revenue from production and not to acquired merchandise.

(vii)	Federal exercise VAT: SRF Normative Instruction no 67/98 approved the procedures adopted by industrial establishments which performed remittances without registration and payment of IPI, in relation to transfers of sugarcane carried out between July 6, 1995 and November 16, 1997 and of refined sugar between January 14, 1992 and November 16, 1997.

(viii)	Tax assessment issued by the Brazilian Tax Authority in 2011 and 2013 against ALL Holding concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; and (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group.

(ix)	The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(x)	SRF Normative Instruction no. 67/98 allowed for the refunding of IPI tax payments for sales of refined sugar from January 14, 1992 through November 16, 1997. Consequently, the Company applied for the offsetting of amounts paid during the periods against other tax liabilities. However, the tax authorities denied its application for both the reimbursement and offsetting of these amounts. The Company has challenged this ruling in an administrative proceeding.

(xi)	The tax authorities rejected partially the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the NOLs offered by the companies were not sufficient to discharge their existing debts. The probability of loss is considered possible, since the NOLs existed and were available for such use.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	At December 31, 2016	At December 31, 2015
Civil	2,831,407	2,385,643
Labor	1,089,119	960,446
Regulatory	397,414	339,267
Environmental	351,915	295,984

	4,669,855	3,981,340

Receivables from legal proceedings

The Company recognized a gain of R$ 69,951 in December 2013 and R$ 318,358 in 2007, corresponding to a lawsuit filed against the Federal Government, claiming indemnification for the pricing of products, at the time when the industry was subject to government price control. Final judgment was passed in favor of the Company. A gain was recognized in profit or loss of the corresponding year, with a corresponding receivable in “Other non-current assets”.

On December 31, 2016, there was a credit sales to third party in the amount of R$ 233,570 (net lawyer fees) related to credit previously recorded on December 31,2015 in the amount of R$ 290,180 ( net of legal fees provision) , the same matter as the actions described above. The Company recorded in “Other operating income (expense), net” the amount of R$ 45,625 related to financial discount on this operation.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

At December 31, 2016, the asset recorded for the indemnity lawsuit and corresponding provision for legal fees totaled R$ 480,723 and R$ 59,678 respectively (R$ 830,461 and R$ 113,944 as at December 31, 2015) in the line of “other assets” and “other liabilities” respectively

The Company has additional claims to those mentioned above, which, because they are considered probable, were not recorded because they represent contingent assets.

28	Preferred shareholders payable in subsidiaries

The Company contributed all of its common shares issued by Raízen Energia SA and Raízen Combustíveis SA and debts, net of financial resources, in the amount of R$ 1,979,519, represented by debentures and working capital, to the subsidiary Cosan Investimentos Investments.

On June 27, 2014, the Company executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.

The financial liability will be measured taking into account the “debit balance” of the initial contribution plus the financial update less dividends paid (also updated). The Company will be required to pay the Investors if they exercise the option to sell the investment in 2021.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

29	Shareholders’ equity

a)	Share capital

As of December 31, 2016, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%

Controling group	14,514,418	8.32	96,332,044	100.00
Skagen AS	16,220,419	9.30	—	—
M&G Investment Management Limited*	6,056,705	3.47	—	—
Eastspring Investments (Singapore) Limited*	2,715,398	1.56	—	—
Free Float	128,851,899	73.90	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

On December 31, 2016, the capital authorized is US$ 11,889 thousand, divided into 1,000,000,000 Class A Shares of par value US$ 0.01 each and 188,886,360 Class B Shares or par value US$ 0.01 each . The capital subscribed and paid by the Company is R$ 5,328, which is composed of 174,355,341 book-entry shares of common stock without par value. There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of December 31, 2016 and December 31, 2015 with a market value of U.S.$ 7.51 per share at December 31, 2016 (U.S.$3.69 per share at December 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2015	Comprehensive (loss) income	December 31, 2016
Foreign currency translation effects	(468,350)	146,092	(322,258)
Gain on cash flow hedge in joint ventures and subsidiaries	(235,779)	45,778	(190,001)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	(190,735)	—
Actuarial loss on defined benefit plan	28,032	(57,049)	(29,017)
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	(9,366)	(2,618)

Total	(478,614)	(59,280)	(537,894)

Attributable to:
Owners of the Company	(478,207)	(2,247)	(480,454)
Non-controlling interests	(407)	(57,033)	(57,440)
	December 31, 2014	Comprehensive (loss) income	December 31, 2015

Foreign currency translation effects	(298,446)	(169,904)	(468,350)
Loss on cash flow hedge in joint ventures and subsidiaries	(10,574)	(225,205)	(235,779)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial loss on defined benefit plan	47,104	(19,072)	28,032
Changes in fair value of available for sale securities	(1,467)	8,215	6,748

Total	(72,648)	(405,966)	(478,614)

Attributable to:
Owners of the Company	(165,618)	(312,589)	(478,207)
Non-controlling interests	92,970	(93,377)	(407)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

30	Earnings per share

The calculation of basic earnings per share has been made by dividing the profit attributable to shareholders of the parent by the weighted-average number of ordinary shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 29).

The calculation of diluted earnings per share has been made by dividing the profit attributable to shareholders of the parent, adjusted to assume conversion of all dilutive potential ordinary shares at subsidiaries by the weighted-average number of shares outstanding during the year excluding ordinary shares purchased by the company and held as treasury shares (Note 29). The Company?s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Profit attributable from continued operation to ordinary equity holders for basic earnings	325,132	381,392	121,673
(Loss) profit attributable from discontinued operation to ordinary equity holders for basic earnings	(47,328)	24,326	38,715
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(3,096)	(394)	(1,212)
Dilutive effect of subsidiary’s stock option plan - Discontinued operation	200	—	—
Dilutive effect of put option	(15,601)	(15,601)	(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	306,435	365,397	104,860

(Loss) profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution	(47,128)	24,326	38,715

Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883
Basic earnings (loss) per share from:
Continuing operations	R$1.2283	R$1.4409	R$0.4597
Discontinuing operations	R$(0.1788)	R$0.0919	R$0.1463

	R$1.0495	R$1.5328	R$0.6060
Diluted earnings (loss) per share from:
Continuing operations	R$1.1577	R$1.3805	R$0.3962
Discontinuing operations	R$(0.1780)	R$0.0919	R$0.1463

	R$0.9797	R$1.4724	R$0.5425

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

31	Net sales

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Gross revenue from sales of products and services	14,673,819	14,387,630	10,538,852
Construction revenue	339,025	408,086	481,314
Indirect taxes and deductions	(2,494,705)	(2,440,180)	(2,115,423)

Net revenue	12,518,139	12,355,536	8,904,743

32	Costs and expenses by type

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Raw materials and consumables used	(4,320,833)	(5,654,826)	(4,286,236)
Employee benefit expense	(1,934,690)	(1,506,791)	(1,302,468)
Transportation expenses	(1,394,544)	(1,193,670)	(887,299)
Depreciation and amortization	(1,697,983)	(1,129,015)	(661,226)
Construction cost - IFRIC 12	(339,025)	(408,086)	(481,314)
Selling expenses	(72,683)	(65,096)	(60,906)
Leases and concessions expenses	(193,637)	(141,010)	—
Leases expenses	(38,977)	(18,135)	—
Other	(363,394)	(341,418)	(187,258)

	(10,355,766)	(10,458,047)	(7,866,707)
Cost of sales	(8,317,490)	(8,645,653)	(6,353,076)
Selling	(1,037,542)	(900,728)	(881,543)
General and administrative	(1,000,734)	(911,666)	(632,088)

	(10,355,766)	(10,458,047)	(7,866,707)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

33	Other (expense) income, net

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Settlement of pre-existing relationship with business combinations	—	29,838	—
Insurance reimbursement income	12,794	28,776	—
Rental income	2,889	2,760	399
Cost related to internal organization and prospective acquisitions (i)	—	(141,988)	(134,614)
Loss on disposal of non-current assets	(22,961)	(9,672)	(10,836)
Gains on compensation claims	—	345,193	—
Net effect of legal proceedings, recoverable and tax installments (ii)	(111,841)	(41,569)	(51,347)
Other	2,817	38,980	43,565

	(116,302)	252,318	(152,833)

(i)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.
(ii)	The total is also composed by the adjustment balance as mentioned in note 5

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

34	Financial results

	December 31, 2016	December 31, 2015 (Restated)	December 31, 2014 (Restated)
Cost of gross debt
Interest on debt	(1,835,474)	(1,287,842)	(619,563)
Monetary and exchange rate variation	865,158	(1,642,998)	66,944
Derivatives (i)	(1,463,395)	1,258,308	69,638
Amortization of borrowing costs	(73,832)	—	—
Discounts obtained from financial operations	85,962	—	—
Guarantees and warranties on debt	(50,819)	(23,708)	(21,310)

	(2,472,400)	(1,696,240)	(504,291)
Income from financial investment	534,657	345,252	135,147

	534,657	345,252	135,147

Cost of debt, net	(1,937,743)	(1,350,988)	(369,144)
Other charges and monetary variations
Interest on other receivables	263,180	170,673	72,628
Monetary variation on leases and concessions agreements	(296,118)	(180,311)	—
Monetary variation on leases	(207,686)	(117,589)	—
Bank charges	(314,014)	(143,445)	(119,092)
Advances on real state credits	(39,671)	(40,392)	—
Interest on other liabilities	(534,792)	(563,841)	(591,362)
Interest on other financial assets	18,827	—	—
Exchange variation	(7,759)	41,427	10,191

	(1,118,033)	(833,478)	(627,635)

(=) Financial results, net	(3,055,776)	(2,184,466)	(996,779)
Finance expense	(3,673,356)	(2,637,317)	(1,067,359)
Finance income	1,102,918	576,614	209,684
Exchange variation	997,109	(746,058)	(300,467)
Derivatives	(1,482,447)	622,295	161,363

Financial results, net	(3,055,776)	(2,184,466)	(996,779)

(i)	The balances of fair value of derivatives that were presented under interest and monetary variation on December 31, 2015 and 2014 were relocated to the caption derivatives and fair value for better presentation of this financial information. The impact of reallocating the number of December 31, 2015 and 2014 was R$ 27,163 and R$ 98,341 respectively.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

35	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	December 31, 2016	December 31, 2015
Assets
Fair value through profit or loss
Investment funds	3,203,907	2,216,149
Marketable securities	1,291,580	605,490
Other financial assets	—	144,208
Derivate financial instruments	751,080	2,430,296

	5,246,567	5,396,143
Loans and receivables
Cash and cash equivalents	1,295,681	1,289,675
Trade receivables	1,185,430	964,978
Restricted cash	200,999	258,183
Receivables from related parties	242,257	296,574
Dividends receivable	144,160	12,064

	3,068,527	2,821,474
Total	8,315,094	8,217,617

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	14,525,030	13,895,414
Leases	1,397,543	1,741,701
Real state credit certificates	195,745	285,006
Trade payables	2,033,110	1,965,012
Other financial liabilities	203,303	236,698
Payables to related parties	237,081	204,080
Dividends payable	93,500	39,934
Tax installments - REFIS	215,565	209,527
Preferred shareholders payable in subsidiaries	1,769,427	2,042,878

	20,670,304	20,620,250
Fair value through profit or loss
Loans, borrowings and debentures	3,813,467	4,933,789
Contingent consideration	166,807	217,377
Post-employment benefits	441,480	344,447
Derivative financial instruments	295,844	742,498

	4,717,598	6,238,111
	25,387,902	26,858,361

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

The management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board of directors has established the Risk Management Committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports regularly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The management, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

All derivative activities for risk management purposes are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes may be undertaken.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

As at December 31, 2016 and 2015, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Exchange rate derivatives
Forward agreements	438,689	2,058,190	(14,983)	46,247
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,988,540	1,083,526	104,491	(107,230)
Cross currency interest rate swaps	4,315,575	4,629,948	365,728	1,748,781

	6,304,115	5,713,474	470,219	1,641,551
Total financial instruments			455,236	1,687,798

Assets			751,080	2,430,296

Liabilities			(295,844)	(742,498)

Credit risk

	December 31, 2016	December 31, 2015
Cash and cash equivalents(i)	4,499,588	3,505,824
Trade receivables(ii)	1,185,430	964,978
Other financial assets(ii)	—	144,208
Derivative financial instruments(iii)	751,080	2,430,296
Marketable securities (i)	1,291,580	605,490
Restricted cash (i)	200,999	258,183
Dividends receivable	144,160	12,064

	8,072,837	7,921,043

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AA.

The credit risk on cash and cash equivalents, marketable securities, other financial assets and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016	December 31, 2015
AAA	—	1,473,089
AA	5,499,565	4,068,000
A	983,384	357,399
BB	—	207,097
BBB	260,298	580,233

	6,743,247	6,685,818

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts

(iii)	Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2016					December 31, 2015
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total

Loans, borrowings and debentures	(3,983,465)	(5,470,025)	(9,896,137)	(10,607,509)	(29,957,136)	(29,450,102)
Trade payables	(2,032,542)	(568)	—	—	(2,033,110)	(1,965,012)
Other financial liabilities	(203,303)	—	—	—	(203,303)	(236,698)
REFIS	(67,873)	(21,536)	(32,309)	(114,201)	(235,919)	(233,363)
Leases	(588,428)	(349,744)	(563,007)	(323,711)	(1,824,890)	(2,132,455)
Real estate credits certificates	(138,824)	(104,804)	—	—	(243,628)	(382,559)

	(7,014,435)	(5,946,677)	(10,491,453)	(11,045,421)	(34,497,986)	(34,400,189)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a)	Foreign exchange risk

As at December 31, 2016 and 2015, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

	December 31, 2016		December 31, 2015
	R$	US$	R$	US$
Cash and cash equivalents	424,334	130,200	256,003	65,561
Trade receivables	11,940	3,664	18,227	4,668
Advances to suppliers	58,866	18,062	85,155	21,808
Trade payables	(22,005)	(6,752)	(15,894)	(4,070)
Loans, borrowings and debentures	(6,323,330)	(1,940,207)	(6,653,006)	(1,703,802)
Advances from clients	—	—	(1,701)	(436)
Contingent consideration	(68,388)	(20,984)	(65,064)	(16,663)
Derivative financial instruments	6,413,619	1,967,911	6,688,138	1,712,799

Foreign exchange exposure, net	495,036	151,894	311,858	79,865

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at December 31, 2016, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at December 31, 2016, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	December 31, 2016	Scenario
		Probable	25%	50%	-25%	-50%
USD	3.26	3.60	4.50	5.40	2.70	1.80

The external source used by the Company for market projections was the Company “Tendências Consultoria Integrada”

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	39,528	104,354	208,710	(104,354)	(208,710)
Trade receivables	USD fluctuation	1,249	3,297	6,593	(3,297)	(6,595)
Advances to suppliers	USD fluctuation	6,157	16,256	32,512	(16,256)	(32,512)
Trade payables	USD fluctuation	(2,302)	(6,077)	(12,254)	6,077	12,154
Exchange rate derivatives(i)	USD fluctuation	6,727	15,231	30,462	(15,231)	(30,462)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	247,055	1,296,713	2,540,328	(1,191,046)	(2,435,157)
Loans, borrowings and debentures	USD fluctuation	(359,727)	(949,707)	(1,899,413)	949,707	1,899,413
Contingent consideration	USD fluctuation	(7,153)	(18,886)	(37,771)	18,885	37,770

Impacts on profit or loss		(68,466)	461,181	869,166	(355,515)	(764,098)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	December 31, 2016
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	538,117	134,530	269,059	(134,530)	(269,059)
Marketable securities	42,621	10,655	21,311	(10,655)	(21,311)
Leases	(88,905)	(22,226)	(44,453)	22,226	44,453
Advances on real state credits	(31,013)	(7,753)	(15,507)	7,753	15,507
Interest rate derivatives	98,433	(244,094)	(450,245)	300,849	668,831
Loans, borrowings and debentures	(1,942,760)	(456,359)	(912,718)	456,359	912,718

Impacts on profit or loss	(1,383,507)	(585,247)	(1,132,553)	642,002	1,351,139

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	11.74%	14.68%	17.61%	8.81%	5.87%
CDI	11.48%	14.35%	17.22%	8.61%	5.74%
TJ462	8.50%	10.63%	12.75%	6.38%	4.25%
TJLP	7.50%	9.38%	11.25%	5.63%	3.75%

The external source used by the Company for market projections was the Company “Tendências Consultoria Integrada”

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes Due 2018, 2023 and 2027 are listed on the Luxembourg Stock Exchange (Note 20) is based on their quoted market price as of December 31, 2016, of 95.68% (78.71% on December 31, 2015) and 96.05% (83.83% at December 31, 2015), and 100,65%, respectively, of the face nominal value at December 31, 2016.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 20) is based on their quoted market price as December 31, 2016 of 103.03% (79.64% at December 31, 2015) of the face value of obligations at December 31, 2016.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 20).

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	December 31, 2016	December 31, 2015	December 31, 2016			December 31, 2015
			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	3,203,907	2,216,149	—	3,203,907	—	—	2,216,149	—
Marketable securities	1,291,580	605,490	—	1,291,580	—	—	605,490	—
Other financial assets	—	144,208	—	—	—	—	144,208	—
Derivate financial instruments	751,080	2,430,296	—	751,080	—	—	2,430,296	—

Total	5,246,567	5,396,143	—	5,246,567	—	—	5,396,143	—

Liabilities
Loans, borrowings and debentures	(3,813,467)	(4,933,789)	—	(3,813,467)	—	—	(4,933,789)	—
Post— employment benefits	(441,480)	(344,447)	—	(441,480)	—	—	(344,447)	—
Contingent consideration (i)	(166,807)	(217,377)	—	—	(166,807)	—	—	(217,377)
Derivative financial instruments	(295,844)	(742,498)	—	(295,844)	—	—	(742,498)	—

Total	(4,717,598)	(6,238,111)	—	(4,550,791)	(166,807)	—	(6,020,734)	(217,377)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2015	2,522,772	(822,586)	1,700,186
Interest amortization	(72,662)	241,521	168,859
Fair value	(294,099)	455,793	161,694

At December 31, 2016	2,156,011	(125,272)	2,030,739

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

36	Post-employment benefits

	December 31, 2016	December 31, 2015
Futura	43,401	48,414
Futura II	163	335
COMGÁS	397,916	295,698

	441,480	344,447

Pension plan

Defined contribution

The Company provides defined contribution plans to all employees. The plan assets are held Futura plan (Futura II – Supplementary Pension Entity) and COMGÁS Pension Plan – PLAC. The Company and its subsidiaries does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

During the year ended December 31, 2016, the amount of sponsor contributions to the plans was R$ 212 (R$ 121 on December 31, 2015).

Actuarial liabilities

Defined benefit

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

receive annuity under the plan. The main actuarial risks are:

(i)	higher survival to that specified in mortality tables;

(ii)	the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

(iii)	real family structure of different retirees established hypothesis.

The Company contributes to the following post-employment defined benefit plans:

•	Futura:

The subsidiary CLE sponsors the Futura – Supplementary Pension Entity (“Futura”), formerly Previd Exxon - Private Pension Entity, which has the main objective supplemental benefits, within certain limits established in the regulations of the Retirement Plan. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. During the year ended December 31, 2016, the amounts of contributions totaled R$ 4,571 (R$ 7,499 for the year ended December 31, 2015). The weighted average duration of obligation is 10,66 years. In 2017 the subsidiary expects to make a contribution in the amount of R$ 37,442 in relation to its defined benefit plan

•	COMGÁS:

Obligations relating to plans for post-employment benefits, which include health care, pension for death, incapability assistance and lifetime medical care.

The defined benefit pension plan is governed by the employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provided depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2016, the amounts of contributions totaled R$ 23,588 (R$ 16,250 for the year ended December 31, 2015). The weighted average duration of obligation is 12.2 years.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2016	December 31, 2015
Actuarial obligation at beginning of the year	654,329	639,622
Current service cost	238	247
Interest expense	84,017	76,009
Actuarial (gain) loss arising from financial assumptions	(2,340)	(56,544)
Actuarial (gain) loss arising from experience adjustment	52,301	38,207
Benefits payment	(55,648)	(43,211)

Actuarial obligation at the end of the year	732,897	654,330

Fair value of plan assets at beginning of the year	(361,026)	(334,330)
Interest income	(45,453)	(38,770)
Earnings on assets greater than discount rate	(9,151)	(7,387)
Contributions paid	(4,572)	(7,499)
Benefit payments	32,060	26,961

Fair value of plan assets end of the year	(388,142)	(361,025)

Superplus (deficit) for the year	344,755	293,305

Asset Ceiling effect	—	51,176
Net defined benefit liability	344,755	344,481

Total expense recognized in profit or loss is as follow:

	December 31, 2016	December 31, 2015
Current service cost	(238)	(247)
Interest expense	(39,892)	(37,239)

	(40,130)	(37,486)

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2016	December 31, 2015
Accumulated at the initial of the year	116,430	90,979
Actuarial (gain) loss arising from financial assumptions	94,070	(56,544)
Actuarial (gain) loss arising from experience adjustment	51,124	38,207
Earnings on assets greater than discount rate	(9,151)	(7,388)
Irrecoverable surplus change	—	51,176

Accumulated at the end of the year	252,473	116,430

The plan assets are comprised of the following:

	December 31, 2016		December 31, 2015
	Amount	%	Amount	%
Fixed income bonds	364,659	93.95%	296,402	82.10%
Variable-income securities	19,407	5.00%	33,900	9.39%
Other	4,075	1.05%	30,723	8.51%

	388,141	100.00%	361,025	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as Level 1 and Level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets is determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Futura		COMGÁS
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Discount rate	10.84%	12.98%	10.83%	14.14%
Inflation rate	4.50%	5.30%	4.50%	6.50%
Future salary increases	N/A	N/A	7.64%	9.69%
Increase in pension plans	4.50%	5.30%	4.50%	6.50%

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Sensitivity analysis

Changes in the discount rate for the balance sheet date in one of the relevant actuarial assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.05%	0.05%
Futura	(19,905)	21,749
Futura II	(45)	47
COMGÁS	(23,263)	20,013

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

37	Share-based payment

The Company grants to its executives the stock option plan, which is optional and the executives can use a portion of their profit-sharing amounts. The vesting period is time-based service rendered by the executives for the Company.

The plan includes shares issued by the Company up to the limit of 5% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) add value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established by the general guidelines of the plan and applicable legislation.

The exercise price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last thirty trading sessions of the BM&FBOVESPA, prior to the grant date, updated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the option exercise notice by the beneficiary.

The vesting period and share options outstanding at the end of the year are as follows:

Share option programs	Expected life (years)	Interest rate %	Expected volatility %	Number of instruments on December 31, 2016			Market price on grant date	Exercise price at December 31, 2016	Fair value at grant date -R$(i)
				Granted	Exercisable options	Outstanding

August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(3,083,000)	1,347,000	22.80	26.25	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(1,500,000)	3,500,000	22.80	26.25	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(48,000)	652,000	38.89	46.54	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	—	860,000	45.22	53.45	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	—	945,000	39.02	43.35	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	—	674,000	19.96	19.31	7.67
October 2, 2015	5	15.66	62.94	4,485,238	—	4,160,238	6.30	8.01	2.83

				17,699,238	(4,631,000)	12,138,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Expected exercise - the expected timeframe for the exercise of the options was determined by considering the premise that executives exercise their options after the grace period.

Expected volatility – The Company opted to use the historic volatility of their shares adjusted by volatility of competitors’ shares that operate in similar lines of business.

Expected dividends – The dividends expected were calculated on the basis of the current market value on the grant’s date, adjusted by the average rate of return of capital to shareholders during the forecast period, and compared with to the book value shares. Expected dividends used in the Black-Scholes for the year was 3.8%.

Risk free interest rate – the company considered the prime rate as the risk free interest rate traded at BM&FBovespa on the grant date and for the equivalent term of the option maturity.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted-average exercise price - R$
At December 31, 2015	13,876,238	24.22
Cancellation or settlements	(330,000)	—
Share options exercised	(1,408,000)	26.76

At December 31, 2016	12,138,238	23.96

For the year ended December 31, 2016, R$ 11,621 (R$ 12,661 on December 31, 2015 and R$ 12,924 on December 31, 2014) has been recognized as an expense related to the stock option plan. The options outstanding at December 31, 2016 had a weighted-average contractual life of 3.4 years (2015: 3.9 years). The expense to be recognized in the coming years is R$ 23,638 as of December 31, 2016.

38	Subsequent events

Third-party credit assignment

On January 5, 2017, the subsidiary “Cosan S.A” received the amount of R$ 233,570 related to the assignment of credit to third parties described in note 27.

Pricing and the placement of foreign debt

On February 2, 2017, the indirect subsidiary, “Rumo S.A”, priced and the set of foreign debt issue by its subsidiary, Rumo Luxembourg S.A., Senior Notes Due 2024 (“2024 Notes”) in the total amount of US $ 750,000 maturing on February 2024 with coupon of 7.375% p.a, paid semiannually.

The 2024 Notes were rated, BB- by Standard & Poor’s and Fitch Ratings. Rumo will use the net proceeds of this transaction to prepay certain debt.

Cosan Limited

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan Limited (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2016, the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

Marcos Marinho Lutz	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer